SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the unaudited consolidated financial statements for the nine-month period ended on March 31, 2007 and March 31, 2006 filed with the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Consolidated Financial Statements

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Moreno 877 22º Floor - Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the nine-month period

ended March 31, 2007

Fiscal year No.117 beginning July 1, 2006

Expressed in Argentine Pesos (See Note 1 to the Unaudited Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889

Of last amendment:	October 21, 1999

Registration number with the Superintendence of Corporations:	511

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108-1° floor- Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	62.36%

CAPITAL COMPOSITION (Note 4 to the unaudited financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock, 1 vote each	782,064,214	78,206,421	78,206,421

Eduardo Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of March 31, 2007 and June 30, 2006

	03.31.07 (Notes 1 and 3) Ps.	06.30.06 (Notes 1 and 3) Ps.		03.31.07 (Notes 1 and 3) Ps.	06.30.06 (Notes 1 and 3) Ps.
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 4.a)	41,949,596	38,222,036	Debts:
Other Investments ( Note 4.b)	93,015,382	32,250,484	Trade accounts payable (Note 4.j)	178,847,803	101,949,564
Accounts receivable, net (Note 4.d)	141,429,410	104,312,709	Short-term debt (Note 4.k)	202,859,378	90,816,638
Other receivables, net (Note 4.e)	32,519,040	30,929,095	Salaries and social security payable (Note 4.l)	9,735,988	10,885,364
Inventory (Note 4.f)	8,417,621	7,989,246	Taxes payable (Note 4.m)	41,719,516	23,761,968

Total Current Assets	317,331,049	213,703,570	Customer advances (Note 4.n)	53,770,833	48,052,765

			Related parties (Note 5)	7,541,796	6,383,668
			Other liabilities (Note 4.o)	9,747,029	11,200,163

			Total Debts	504,222,343	293,050,130

			Provisions (Note 4.p)	586,738	506,714

			Total Current Liabilities	504,809,081	293,556,844

			NON-CURRENT LIABILITIES
NON-CURRENT ASSETS			Debts:
Accounts receivable, net (Note 4.d)	43,326,232	32,539,707	Trade accounts payable (Note 4.j)	279,634	1,010,150
Other receivables, net (Note 4.e)	28,332,982	13,254,535	Long-term debt (Note 4.k)	166,533,989	145,853,844
Fixed assets, net (Note 4.g)	1,103,012,885	912,795,140	Taxes payable (Note 4.m)	10,470,523	13,707,025
Investments, net (Note 4.c)	—	129,474	Customer advances (Note 4.n)	64,585,094	41,535,275
Other investments (Note 4.b)	130,669,097	167,842,865	Related parties (Note 5)	—	925,800
Intangible assets, net (Note 4.h)	2,093,311	3,222,276	Other liabilities (Note 4.o)	10,564,886	10,959,031

Subtotal Non-Current Assets	1,307,434,507	1,129,783,997	Total debts	252,434,126	213,991,125

Goodwill, net (Note 4.i)	27,430,017	11,557,921	Provisions (Note 4.p)	10,437,990	10,667,309

Total Non Current Assets	1,334,864,524	1,141,341,918	Total Non-Current Liabilities	262,872,116	224,658,434

			Total Liabilities	767,681,197	518,215,278

			Minority interest	71,397,429	29,989,705

			SHAREHOLDERS´ EQUITY	813,116,947	806,840,505

Total Assets	1,652,195,573	1,355,045,488	Total Liabilities and Shareholders´ Equity	1,652,195,573	1,355,045,488

The accompanying notes are an integral part of these unaudited consolidated financial statements.

2
Eduardo Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

	03.31.07 (Notes 1 and 3) Ps.	03.31.06 (Notes 1 and 3) Ps.
Revenues:
Leases and services	198,144,005	155,545,462
Credit card operations	149,556,080	89,996,690
Other	133,848	23,001,222

Total revenues	347,833,933	268,543,374

Costs:
Leases and services	(60,579,080)	(55,079,923)
Credit card operations	(54,143,259)	(30,395,396)
Other	(1,302,567)	(18,407,168)

Total costs	(116,024,906)	(103,882,487)

Gross profit (loss):
Leases and services	137,564,925	100,465,539
Credit card operations	95,412,821	59,601,294
Other	(1,168,719)	4,594,054

Total gross profit	231,809,027	164,660,887

Selling expenses	(54,665,570)	(31,912,521)
Administrative expenses	(55,896,059)	(32,285,296)
Net income from retained interest in securitized receivable	4,367,245	2,116,253
Gain from recognition of inventories at net realizablet value	376,412	3,113,311

Subtotal	(105,817,972)	(58,968,253)

Operating income	125,991,055	105,692,634

Equity loss from related companies (Note 5)	(678,569)	(490,159)

Amortization of goodwill	(3,512,706)	(3,568,812)

Financial gain generated by assets:
Interest income	2,938,921	2,381,580
Other interest	1,760,103	485,270
Interest earned by financial collocations	3,981,794	1,805,056
Mortgage loans interest (Torres de Abasto)	135,281	135,714
Exchange differences	286,427	1,617,835
Interest income from related parties (Note 5)	128,187	5,040

Subtotal	9,230,713	6,430,495

Financial (loss) gain generated by liabilities:
Interest expense	(9,573,194)	(5,131,730)
Exchange differences, net	(301,087)	(1,772,188)
Interest and exchange differences with related parties (Note 5)	(11,698,851)	(20,240,705)
Other interests	(1,474)	(355,179)
Tax interest	(209,874)	(255,224)

Subtotal	(21,784,480)	(27,755,026)

Financial results, net	(12,553,767)	(21,324,531)

Other (expense) income, net (Note 4.q.)	(1,611,143)	(1,121,921)

Income before taxes and minority interest	107,634,870	79,187,211

Income tax expense	(48,954,809)	(42,435,477)
Minority interest	(5,413,777)	(4,202,224)

Net income for the period	53,266,284	32,549,510

The accompanying notes are an integral part of these unaudited consolidated financial statements.

3
Eduardo Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

	03.31.07 (Notes 1 and 3) Ps.	03.31.06 (Notes 1 and 3) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	56,404,655	49,714,480
Cash and cash equivalents as of the end of the period	111,829,203	55,754,631

Net increase in cash and cash equivalents	55,424,548	6,040,151

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	53,266,284	32,549,510
Adjustments to reconcile net income to cash flows from operating activities:
• Financial results	802,610	11,111,373
• Depreciation of fixed assets	49,203,139	46,791,589
• Amortization of impairment of fixed assets	—	(90,749)
• Amortization of impairment of intangible assets	(66)	(114,123)
• Amortization of intangible assets	1,129,031	1,177,146
• Amortization of goodwill	3,512,706	3,568,812
• Amortization of Notes issuance expenses	—	54,362
• Results of fixed assets realization	34,965	—
• Charge for expenses related to doubtful accounts	712,264	1,648,680
• Charge of provision for contingencies	1,096,049	694,841
• Charge of allowance for doubtful accounts	10,924,225	6,997,897
• Provision for directors´ fees	6,203,538	3,956,418
• Gain from recognition of inventories at net realizable value	(376,412)	(3,113,311)
• Net income from retained interest in securitized receivable	4,054,357	324,254
• Accrual for leases advances	—	(2,427,718)
• Net loss on equity investments (Note 5)	678,569	490,159
• Minority interest	5,413,777	4,202,224
• Tax on personal assets of shareholders	—	439,212
• Income tax expense	48,954,809	42,435,477

Changes in certain assets and liabilities:
• Increase in Accounts receivable	(50,422,164)	(66,583,468)
• Increase in other receivables	(32,724,424)	(8,925,084)
• Increase in intangible assets	—	(116,452)
• (Increase) Decrease in inventory	(51,963)	18,104,622
• Increase in trade accounts payable	74,914,792	38,635,933
• Increase in customer advances	11,350,765	10,804,774
• Decrease in taxes payable	(32,556,313)	(3,342,396)
• Decrease in salaries and social security payable	(1,432,630)	(2,807,353)
• Decrease in provision for contingencies	(85,689)	(2,003,558)
• Decrease in other liabilities	(8,085,102)	(5,917,049)
• Increase in liabilities due to related parties	875,590	2,021,763
• Increase in accrued interest	(4,613,495)	(2,112,105)

Net cash provided by operating activities	142,779,212	128,455,680

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(127,736,715)	(22,451,661)
• Guarantee deposit	9,111,000	(8,610,000)
• Advances of shares purchasing	(620,000)	—
• Increase in investments	(41,380,625)	(14,503,452)
• Cash from purchased of companies net of payments	17,050,524	—
• Loans granted to related parties	—	(325,000)
• Acquisition of Land reserves	(577,908)	(19,618,110)

Net cash used in investing activities	(144,153,724)	(65,508,223)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Loans payment	(22,182,416)	(22,937,965)
• Dividends payment	(47,000,000)	(29,000,000)
• Payment to minority interest from capital reduction of subsidiaries	—	(1,470,178)
• Dividends payment to minority interest	(584,492)	—
• Increase in overdrafts	133,285,971	1,415,671
• Loans payment to related parties	(918,300)	(765,000)
• Payment of seller financing – Mendoza Plaza Shopping S.A.	(5,483,731)	(5,149,834)
• Payment of seller financing – Empalme S.A.I.C.F.A. y G	(3,961,151)	—
• Payment of seller financing – Shopping Neuquén S.A.	(9,250,600)	—
• Proceeds from short-term debts	12,893,779	1,000,000

Net cash provided by (used in) financing activities	56,799,060	(56,907,306)

Net increase in cash and cash equivalents	55,424,548	6,040,151

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

4
Eduardo Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

	03.31.07 Ps.	03.31.06 Ps.
Additional information
Cash paid during the period for:
- Interest	33,406,785	22,273,900
- Income tax	11,798,439	589,417

Non-cash activities:
- Conversion of Unsecured Convertible Notes into ordinary shares	10,158	3,827,433
- Transference of intangibles assets to other receivables	—	11,800
- Transference of other non- current investments to Inventory	59,912,260	—
- Transference of fixed assets to other receivables	—	71,073
- Increase in Bank and Financial loans through a decrease of provisions	2,614,228	—

5
Eduardo Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

	03.31.07 Ps.	03.31.06 Ps.
Acquisition of subsidiary companies:
Leases and services receivables	1,577,566	—
Other receivables	5,334,689	—
Fixed Assets	51,806,947	—
Trade accounts payable	(1,252,931)	—
Customer advances	(17,417,122)	—
Bank loans	(5,269)
Related parties (payable to Alto Palermo (APSA))	(9,675,981)	—
Salaries and social security payable	(283,254)	—
Taxes payable	(480,618)	—
Other liabilities	(34,285)	—
Provisions	(1,454,573)	—

Total net non-cash assets acquired	28,115,169	—

Cash and cash equivalents acquired	187,712,662	—

Total net assets acquired	215,827,831	—

Minority interests	(36,029,344)	—
Goodwill	19,384,802	—

Total amount of acquired subsidiaries	199,183,289	—

Cash and cash equivalents acquired	(187,712,662)	—
Amount financed by the sellers	(28,521,151)	—

	(17,050,524)	—

6
Eduardo Elsztain
President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

NOTE 1:	PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

APSA or “the Company” has consolidated its Balance Sheets as of March 31, 2007 and June 30, 2006 and the statements of income and cash flows for the nine-month periods ended March 31, 2007 and 2006 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

Financial Statements corresponding to the nine-month periods ended March 31, 2007 and 2006 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Results for the nine-month periods ended March 31, 2007 and 2006 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

The consolidated financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until March 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and March 31, 2001 were stated in currency of the latter date. On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole. The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 2:	CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of		Closure dates for the financial statements for consolidation purposes
Company	03.31.07	03.31.06
Emprendimiento Recoleta S.A.	53.68	53.68	03.31.07
Tarshop S.A.	80	80	03.31.07
Shopping Neuquén S.A.	94.623	94.623	03.31.07
Inversora del Puerto S.A.	99.9917	99.9917	03.31.07
Shopping Alto Palermo S.A.	99.9999	99.9999	03.31.07
Fibesa S.A.	99.9999	99.9999	03.31.07
Mendoza Plaza Shopping S.A.	85.40	85.40	03.31.07
Conil S.A.	50	50	03.31.07
Empalme S.A.I.C.F.A. y G.	100	—	03.31.07
Panamerican Mall S.A	80	—	03.31.07
E-Commerce Latina S.A.(1)	100	50	03.31.07

(1)	See note 16 to the Unaudited Financial Statements

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the Unaudited Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued.

Lease agent operations

In September 2000, the Company completed the acquisition of the 99.9999% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from collected fees calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3:	(Continued)

b.	Investments

b.1.	Current

Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A. with a realization term not exceeding twelve months. Government and mortgage bonds are valued at net realizable value in force at the end of the period / year, and time deposits are valued at face value plus accrued interest. The participations in mutual funds and in Garantizar S.G.R, have been valued at quotation value in force at the end of the period/ year.

b.2.	Interest in other companies and other non-current investments

As of June 30, 2006 included E-Commerce Latina S.A. investment, which has been accounted for under the equity method. The participation in Garantizar S.G.R, has been valued at quotation value in force at the end of the period.

It also includes Trust debt securities which have been accounted for under the equity method and Trust debt securities base on the securitization program of credit card receivables of Tarshop S.A..

c.	Goodwill

Goodwill represents the difference between the purchase price and the fair value of the net assets acquired, restated as mentioned in Note 1, which is being amortized by the straight-line method over a ten year term (see Note 2.9 to the unaudited financial statements)

NOTE 4:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	03.31.07 Ps.	06.30.06 Ps.
Cash in local currency	3,068,909	1,896,305
Cash in foreign currency	299,501	2,164,853
Banks in local currency	15,019,367	19,478,281
Banks in foreign currency	17,523,713	13,038,650
Banks - saving accounts	6,038,106	1,643,947

Total cash and banks	41,949,596	38,222,036

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

b)	Other investments:

	03.31.07 Ps.	06.30.06 Ps.
Current
Time deposits in local currency	35,523,189	4,201,818
Mutual funds	34,356,418	13,980,801
Retained interests in transferred credit card receivables (i)	13,315,927	10,318,797
NOBACS bonds (i)	6,191,000	602,640
Mortgage bonds issued by Banco Hipotecario S.A. (i) (Note 5)	1,719,276	2,170,258
Garantizar SGR (i)	1,357,027	—
Trust debt titles (i)	—	324,325
BODEN 2008 bonds (i)	518,795	609,995
BONTE 2006 bonds (i)	33,750	41,850

Total	93,015,382	32,250,484

(i) Not considered as cash equivalent for purposes of the consolidated statements of cash flows.

Non current
Land reserve
- Caballito plot of land	36,680,754	36,622,004
- Torres Rosario	16,110,481	16,079,162
- Air Space Supermercado Coto	13,143,445	13,143,445
- General Paz plot of land (i)	—	59,837,466
- Other real estate	2,760,468	2,347,423
Other investments – Tarshop S.A. trust	61,353,949	37,814,171
Trust debt titles - Tarshop S.A. trust	—	752,114
Garantizar S.G.R.	—	1,247,080
Advances of shares purchasing	620,000	—

Total	130,669,097	167,842,865

Total other investments	223,684,479	200,093,349

(i) See Note 19 to the unaudited financial statements

c)	Investments, net:

	03.31.07 Ps.	06.30.06 Ps.
E-Commerce Latina S.A. (Note 5)	—	129,474

Total investments, net	—	129,474

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

d)	Accounts receivable, net:

	03.31.07 Ps.	06.30.06 Ps.
Current
Tarshop S.A. credit card receivables	88,813,356	58,284,988
Checks to be deposited	30,902,837	26,154,553
Leases and services receivables	26,288,312	22,152,659
Debtors under legal proceedings	21,023,437	22,635,986
Pass-through expenses receivables	15,680,374	10,013,772
Receivables from the sale of Alcorta Plaza´s land	5,912,287	5,863,550
Notes receivable	2,562,680	2,230,950
Mortgage receivable – Torres Abasto	433,181	380,491
Credit card receivables	8,513	30,953
Less:
Allowance for doubtful accounts	(50,195,567)	(43,435,193)

Total	141,429,410	104,312,709

Non-current
Credit card receivables	43,320,672	21,076,452
Receivables from the sale of Alcorta Plaza´s land	—	11,991,670
Mortgage receivable – Torres Abasto	433,629	578,155
Pass-through expenses receivables	—	—
Notes receivable	735,643	226,248
Checks to be deposited	7,260	—
Leases and services receivables	669,163	—
Less:
Allowance for doubtful accounts	(1,840,135)	(1,332,818)

Total	43,326,232	32,539,707

Total accounts receivable, net	184,755,642	136,852,416

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

e)	Other receivables, net:

	03.31.07 Ps.	06.30.06 Ps.
Current
Related parties (Note 5)	12,137,994	6,716,890
Credit card trust guarantee funds	2,131,519	1,099,855
Guarantee deposits	260,556	9,381,584
Prepaid expenses	7,674,297	4,271,499
Asset tax credits	3,181,898	3,171,734
Prepaid services	3,906,785	2,139,765
Other tax credits	1,068,433	1,691,759
Prepaid gross revenues tax	886,346	766,949
Income tax, net	20,682	839,624
Other prepaid taxes	604,053	401,901
Value Added Tax (VAT) receivable	657	—
Other	645,820	447,535

Total	32,519,040	30,929,095

Non-Current
Credit card trust guarantee fund	10,457,079	5,311,549
Deferred income tax	7,699,473	5,917,757
Doubtful mortgage receivable	2,208,275	2,208,275
Allowance for doubtful mortgage receivable	(2,208,275)	(2,208,275)
Asset tax credits	2,045,658	266,113
Prepaid gross revenues tax	1,139,503	882,620
Guarantee deposits	368,185	274,097
Value Added Tax (VAT) receivable	6,347,556	266,774
Prepaid expenses	251,208	306,333
Other taxes receivables	24,320	—
Other	—	29,292

Total	28,332,982	13,254,535

Total other receivables, net	60,852,022	44,183,630

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

f)	Inventory:

	03.31.07 Ps.	06.30.06 Ps.
Current
Torres de Rosario	7,701,477	7,325,065
Resale merchandise	207,584	340,707
Torres de Abasto	508,560	312,000
Other	—	11,474

Total	8,417,621	7,989,246

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

g)	Fixed assets, net:

	03.31.07 Ps.	06.30.06 Ps.
Properties:
Shopping Centers:
Alto Palermo	180,117,383	193,512,809
Abasto	182,810,357	188,359,703
Patio Bullrich	104,131,608	109,200,660
Mendoza Plaza Shopping	89,915,347	88,600,799
Alto Avellaneda	87,445,976	86,288,660
Alto Rosario	86,361,876	83,171,324
Paseo Alcorta	59,865,169	62,259,879
Alto NOA	27,558,724	29,016,480
Buenos Aires Design	16,629,202	18,516,645
Panamerican Mall	123,567,641	—
Córdoba shopping –Villa Cabrera-	50,497,189	—
Facilities	15,339,614	14,169,384
Neuquén project	10,043,918	10,011,851
Other properties	8,970,307	9,301,591
Furniture and fixture	6,548,003	5,142,667
Computer equipment	4,586,223	4,262,913
Leasehold improvements	2,736,436	3,008,528
Software	3,073,995	2,687,482
Vehicles	56,791	75,722
Financial advance for purchase of fixed assets	24,359,222	1,222,672

Work in progress:
- Tarshop S.A.	99,197	—
- Shopping centers improvements	18,297,970	3,985,371
- Improvements in third parties ´properties	737	—

Total Fixed assets, net	1,103,012,885	912,795,140

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

h)	Intangible assets, net:

	03.31.07 Ps.	06.30.06 Ps.
Pre-operating expenses	1,954,850	3,045,784
Trademarks	138,461	176,492

Total Intangible assets, net	2,093,311	3,222,276

i)	Goodwill, net:

	03.31.07 Ps.	06.30.06 Ps.
- Panamerican Mall S.A.	11,982,452	—
- Fibesa S.A.	7,015,331	8,555,254
- Empalme S.A.I.C.F.A. y G.	6,767,379	—
- Shopping Alto Palermo S.A.	1,231,422	3,078,554
- Tarshop S.A.	302,817	484,507
- Emprendimiento Recoleta S.A.	(504,355)	(560,394)
- E- Commerce Latina S.A.	634,971	—

Total Goodwill, net	27,430,017	11,557,921

j)	Trade accounts payable:

	03.31.07 Ps.	06.30.06 Ps.
Current
Suppliers	159,187,052	89,923,116
Accruals	17,674,424	10,348,668
Foreign suppliers	966,037	1,023,961
Other	1,020,290	653,819

Total	178,847,803	101,949,564

Non-current
Foreign suppliers	279,634	1,010,150

Total	279,634	1,010,150

Total Trade accounts payable	179,127,437	102,959,714

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

k)	Short-term and long-term debt:

	03.31.07 Ps.	06.30.06 Ps.
Current
- Banks
Syndicated loan	12,500,000	25,000,000
Deutsche Bank Trust company Americas	—	9,258,000
Standard Bank loan (formerly Bank Boston)	7,100,000	4,300,000
Banco Ciudad de Buenos Aires loan	1,891,572	—
Overdrafts	162,717,294	29,426,054
Bank Interests	1,005,997	1,308,280
Interest payable to credit card trust	1,661,003	1,489,768
Other	—	403,542

Subtotal	186,875,866	71,185,644

- Financial
Seller financing – Shopping Neuquén S.A.	—	6,291,439
Seller financing – Empalme S.A.C.I.F.A. y G	12,400,000	—
Seller financing – Empalme S.A.C.I.F.A. y G – Interest payable	388,533	—
Seller financing – Shopping Neuquén S.A. – Accrued interest	—	1,175,960
Seller financing – Mendoza Plaza Shopping S.A.	—	5,376,239
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (Note 5)	2,847,909	6,588,951
Mortgage loans (Note 7)	41,791	41,791
Others	305,279	156,614

Subtotal	15,983,512	19,630,994

Total	202,859,378	90,816,638

Non current
- Banks
Standard Bank (formerly Bank Boston)	4,200,000	—
Bank Ciudad de Buenos Aires loan	3,266,733	—

Subtotal banks	7,466,733	—

- Financial
Empalme S.A.C.I.F.A. y G	12,400,000	—
Unsecured convertible Notes (USD 50 million) (Note 5)	146,406,595	145,755,576
Other	260,661	98,268

Subtotal	159,067,256	145,853,844

Total	166,533,989	145,853,844

Total short-term and long-term debt	369,393,367	236,670,482

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

l)	Salaries and social security payable:

	03.31.07 Ps.	06.30.06 Ps.
Provision for annual complementary salary, vacation and bonuses	8,185,160	8,289,725
Social security payable	1,094,806	2,232,366
Salaries payable	219,468	85,770
Other	236,554	277,503

Total salaries and social security payable	9,735,988	10,885,364

m)	Taxes payable:

	03.31.07 Ps.	06.30.06 Ps.
Current
Income tax	27,103,893	13,182,274
Value Added Tax (VAT) payable, net	7,224,391	5,378,086
Other tax withholdings	3,050,025	2,524,548
Gross revenues tax provision	2,409,900	954,062
Provision for tax on personal assets of shareholders	671,236	268,494
Other taxes payable	509,480	508,057
Gross revenues tax withholdings	223,985	353,864
Asset tax payable, net	92,611	248,286
Turn over tax accrued (not claimable)	176,715	175,907
Tax amnesty plan for gross revenues tax payable	177,732	166,173
Other amnesty payable	—	1,810
Provision for property tax	79,548	407

Total	41,719,516	23,761,968

Non current
Deferred income tax	8,940,402	11,690,310
Tax amnesty plan for gross revenues tax payable	1,530,121	1,664,902
Turn over tax accrued (not claimable)	—	351,813

Total	10,470,523	13,707,025

Total taxes payable	52,190,039	37,468,993

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

n)	Customer advances:

	03.31.07 Ps.	06.30.06 Ps.
Current
Admission rights	28,858,016	23,659,140
Lease and pass-through expenses advances (Note 12)	11,603,986	11,643,755
Customer advances	8,913,646	8,067,179
Advance for the sale of Torres Rosario land	2,423,460	2,365,800
Guarantee deposits	1,971,725	2,316,891

Total	53,770,833	48,052,765

Non-current
Admission rights	36,894,809	29,802,684
Lease advances (Note 12)	27,690,285	11,679,327
Guarantee deposits	—	53,264

Total	64,585,094	41,535,275

Total customer advances	118,355,927	89,588,040

o)	Other liabilities:

	03.31.07 Ps.	06.30.06 Ps.
Current
Provisions for directors fees (Note 5)	7,079,470	8,117,840
Advances to directors (Note 5)	(875,933)	(315,134)
Donations payable (Note 5)	2,500,000	2,500,000
Contributed leasehold improvements (Note 10)	525,525	525,525
Withholdings and guarantee deposits	253,782	237,161
Other	264,185	134,771

Total	9,747,029	11,200,163

Non-current
Contributed leasehold improvements to be accrued (Note 10)	10,552,786	10,946,931
Directors’ guarantee deposits (Note 5)	12,000	12,000
Other	100	100

Total	10,564,886	10,959,031

Total Other liabilities	20,311,915	22,159,194

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

p)	Provisions:

	03.31.07 Ps.	06.30.06 Ps.
Current:
Provisions for contingencies	586,738	506,714

Total	586,738	506,714

Non current:
Provisions for contingencies	10,437,990	10,667,309

Total	10,437,990	10,667,309

Total Provisions	11,024,728	11,174,023

q)	Other income and expenses, net:

	03.31.07 Ps.	03.31.06 Ps.
Accrual of lease advances (Note 9)	—	2,427,718
Expenses to recover from doubtful accounts	(725,064)	(1,648,680)
Donations	(74,972)	(37,078)
Tax on personal assets of shareholders (Note 5)	(402,742)	(439,212)
Provision for contingences, net	(974,802)	(388,633)
Other	566,437	(1,036,036)

Total other income and expenses, net	(1,611,143)	(1,121,921)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			03.31.2007 Ps.	03.31.2006 Ps.	03.31.2007 Ps.	06.30.2006 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	1,915,055	479,243
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(7,803,664)	(13,389,173)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(1,426,252)	(267,760)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(1,913,861)	(4,427,618)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(98,388,612)	(97,944,277)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	124,362	261,147	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(17,678)	(19,000)	—	—
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(933,009)	(2,158,468)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(47,964,539)	(47,747,925)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(3,804,288)	(6,527,234)	—	—
Other Shareholders	Shareholders	Other income and expenses, net - Tax on personal assets	(402,742)	(439,212)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) since 01.01.07	Other current receivables	—	—	—	24,666
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) since 01.01.07	Administration fees	3,000	4,500	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) since 01.01.07	Equity loss from related companies	(678,569)	(490,159)	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) since 01.01.07	Investment, net	—	—	—	129,474
Empalme S.A.I.C.F.A. y G.	Subsidiary of Alto Palermo S.A. (APSA) since 12.27.06	Interest income	47,860	—	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables	—	—	—	596,240
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	—	(470,511)
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees	21,000	31,500	—	—
Altocity.com.S.A	Subsidiary of E-commence Latina S.A	Interest income	61,916	5,040	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			03.31.2007 Ps.	03.31.2006 Ps.	03.31.2007 Ps.	06.30.2006 Ps.
	OTHER RELATED PARTIES
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,985	40
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(442,634)	(132,254)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(696,836)	(505,449))	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	940	—	—	—
Dalor S.A.	Related company of a minority shareholder of Tarshop S.A.	Current payable with related parties	—	—	—	(100,137)
León Halac	Tarshop S.A. shareholder (minority interest)	Current payable with related parties	—	—	—	(771,212)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,521,613	827,692
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(1,286,760)	(1,377,090)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	180,657	465,490	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(665)	—	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services	(52,394)	—	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(21,135)	(291)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,298	—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(204,007)	(179,284)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(1,006,619)	(487,600)		—
Metroshop S.A.	Joint Controlled with Tarshop S.A.	Other current receivables	—	—	7,792,219	4,057,462
Metroshop S.A.	Joint Controlled with Tarshop S.A.	Current payable with related parties	—	—	(1,902,160)	(1,241,926)
Metronec	Tarshop S.A. Equity investee	Current payable with related parties	—	—	(1,289,242)	(854,543)
Personnel	Employees	Other current receivables	—	—	624,665	556,552
Personnel	Employees	Interest income	18,411	—	—	—
Personnel	Employees	Interest and exchange differences with related parties	(4)	—	—	—
Personnel	Employees	Current payable with related parties	—	—	(7,826)	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Other current receivables	—	—	(80,874)	164,175
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Current payable with related parties	—	—	(944,866)	(988,660)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Non Current payable with related parties	—	—	—	(925,800)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Interest and exchange differences with related parties	(86,944)	(294,542)	—	—
Directors	Directors	Short-term debt	—	—	(603)	(1,010)
Directors	Directors	Long-term debt	—	—	(31,000)	(41,031)
Directors	Directors	Interest and exchange differences with related parties	(2,411)	(26,702)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			03.31.2007 Ps.	03.31.2006 Ps.	03.31.2007 Ps.	06.30.2006 Ps.
Directors and management	Directors	Other current receivables	—	—	5,450	820
Directors	Directors	Current payables with related parties	—	—	(1,126)	—
Directors	Directors	Other current liabilities	—	—	(6,203,537)	(7,802,706)
Directors	Directors	Other non current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Directors fees	(7,701,604)	(4,746,211)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(2,500,000)	(2,500,000)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3,796	—
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	16
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current investments	—	—	1,719,276	2,170,258
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	100,758	—
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	80,340	5,816
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(436)	(1,855)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,444)	(22,343)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(1,815)	(3,054)	—	—
Owners Consortium of Libertador 489	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,164	—
Consultores Assets Management S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3,422	—
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	3,319	—
Futuros y Opciones.Com S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	1,274	—
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(366)	—
Canteras Natal Crespo S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	762	4,168
Agro-Uranga	Subsidiary of Cresud S.A.	Current payables with related parties	—	—	(2,015)	—
Llao Llao Resorts S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payables with related parties	—	—	(13,407)	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6:	SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 03.31.07 Ps.	Total as of 03.31.06 Ps.
Revenues	198,607,248	149,556,080	395,508	348,558,836	(724,903)	347,833,933	268,543,374
Costs	(60,523,214)	(54,944,494)	(1,358,433)	(116,826,141)	801,235	(116,024,906)	(103,882,487)

Total gross profit (loss) as of 03.31.07	138,084,034	94,611,586	(962,925)	231,732,695	76,332	231,809,027	—

Total gross profit as of 03.31.06	100,959,060	58,367,387	4,766,349	164,092,796	568,091	—	164,660,887

Expenses:
Selling expenses	(13,772,960)	(38,806,673)	(2,085,937)	(54,665,570)	—	(54,665,570)	(31,912,521)
Administrative expenses	(22,984,867)	(32,629,473)	(281,719)	(55,896,059)	—	(55,896,059)	(32,285,296)
Net income from retained interest in securitized receivable	—	4,367,245	—	4,367,245	—	4,367,245	2,116,253
Gain from recognition of inventories at net realizable value	—	—	376,412	376,412	—	376,412	3,113,311

Operating income (loss) 03.31.07	101,326,207	27,542,685	(2,954,169)	125,914,723	76,332	125,991,055	—

Operating income 03.31.06	77,322,496	20,721,653	7,080,394	105,124,543	568,091	—	105,692,634

Equity loss from related companies	—	—	(678,569)	(678,569)	—	(678,569)	(490,159)
Amortization of goodwill	(3,331,016)	(181,690)	—	(3,512,706)	—	(3,512,706)	(3,568,812)
Financial results, net	(13,846,512)	674,551	694,526	(12,477,435)	(76,332)	(12,553,767)	(21,324,531)
Other (expense( income, net	(1,707,850)	2,945	93,762	(1,611,143)	—	(1,611,143)	(1,121,921)

Net income (loss) before taxes and minority interest 03.31.07	82,440,829	28,038,491	(2,844,450)	107,634,870	—	107,634,870	—

Net income before taxes and minority interest 03.31.06	52,407,030	20,554,428	6,225,753	79,187,211	—	—	79,187,211

Income tax expense	(36,874,122)	(11,489,569)	(591,118)	(48,954,809)	—	(48,954,809)	(42,435,477)
Minority interest	(2,067,655)	(3,346,122)	—	(5,413,777)	—	(5,413,777)	(4,202,224)

Net income (loss) 03.31.07	43,499,052	13,202,800	(3,435,568)	53,266,284	—	53,266,284	—

Net income 03.31.06	21,489,429	10,768,300	291,781	32,549,510	—	—	32,549,510

Depreciation and amortization 03.31.07 – 9 months	51,895,107	1,949,769	—	53,844,876	—	53,844,876	—

Depreciation and amortization 06.30.06 – 12 months	66,693,580	1,881,710	—	68,575,290	—	—	68,575,290

Acquisitions of fixed assets 03.31.07– 9 months	258,998,729	3,635,313	—	262,634,042	—	262,634,042	—

Acquisitions of fixed assets 06.30.06– 12 months	30,008,634	3,586,262	—	33,594,896	—	—	33,594,896

Investment in equity method invested as of 03.31.07	—	—	—	—	—	—	—

Investment in equity method invested as of 06.30.06	—	—	129,474	129,474	—	—	129,474

Operating assets as of 03.31.07	1,220,473,339	138,928,830	16,622,339	1,376,024,508	—	1,376,024,508	—

Operating assets as of 06.30.06	890,806,541	74,147,989	25,838,333	990,792,863	—	—	990,792,863

Non operating assets as of 03.31.07	175,161,737	100,942,200	67,128	276,171,065	—	276,171,065	—

Non operating assets as of 06.30.06	272,448,684	65,933,904	29,352,085	367,734,673	(3,482,048)	—	364,252,625

Total assets as of 03.31.07	1,395,635,076	239,871,030	16,689,467	1,652,195,573	—	1,652,195,573	—

Total assets as of 06.30.06	1,163,255,225	140,081,893	55,190,418	1,358,527,536	(3,482,048)	—	1,355,045,488

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6:	(Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by Tarshop S.A.

•	Others

This segment includes the results of the Company’s construction and ultimate sale of residential buildings business and E-Commerce Latina S.A. equity investment.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7:	RESTRICTED ASSETS

•	As of March 31, 2007, the short-term debt caption includes Ps. 41,791 from a mortgage on the land purchased by Shopping Neuquén S.A. for Ps. 3,313,620 within the short-term debt caption.

•

Short-term and long-term debt include a loan from Banco de la Ciudad de Buenos Aires to our subsidiary Tarshop S.A. of Ps. 5,302,944, which is secured by interest in credit card receivables of the Tarjeta Shopping Financial Trusts Series XII, XIV, XVI and XVIII. Additionally a commercial pledge has been granted to Standard Bank (formerly Bank Boston N.A.) Buenos Aires Branch, as guarantee, and Participation Certificates of the Tarjeta Shopping Financial Trusts Series XXI, XXIII, XXV and XXVI for Ps. 7,087,097.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 7:	(Continued)

•

Fixed assets include the cinema building located in the Cordoba Shopping Villa Cabrera which is held in fee with an antichresis right due to the financial debt that Empalme S.A.I.C.F.A. y G. has with NAI INTERNATIONAL II Inc. (See note 12)

NOTE 8:	TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to master trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period / year on the basis of the financial statements issued by the Trusts.

Our subsidiary Tarshop S.A. agreed on a Securitization Program of its customer portfolio for the purpose of securing long-term financing and the possibility of direct access to the capital market.

Under this Securitization Program, Tarshop S.A. transferred to the Financial Trusts the total amount of Ps. 597.7 million as of March 31, 2007 of credits receivable originated

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 8:	(Continued)

in the use of its clients´ credit cards and personal loans carrying promissory notes. Consequently, TDF Series “A” were issued for Ps. 510.0 million, TDF Series “B” for Ps. 35.9 million, CP Series “C” for Ps. 51.6 million, and CP Series “D” for Ps. 0.2 million.

Tarshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investment through a public offering in Argentina. As credit protection to investors, Tarshop S.A. has made cash reserves for losses in the amount of Ps.12.4 million.

NOTE 9:	UNEARNED INCOME

On February 2, 1999 Mendoza Plaza Shopping S.A. entered into a contract with Riocruz S.C.S. (C&A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is USD 2,926,200, which was accrued over a period of the properly appreciation, as from April 1999, date on which it was registered with the Real Estate Record Office. On September 16, 2005 Mendoza Plaza Shopping S.A. acquired the store that belonged to Riocruz S.C.S. (C & A Shop) and the easement right was left ineffective. Therefore, Mendoza Plaza Shopping S.A. reflected for this operation an income of Ps. 2,427,718, due to accelerated amortization which is shown in “Other expenses, net” of the statement of income.

NOTE 10:	CONTRIBUTED LEASEHOLD IMPROVEMENTS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A., recognizing the related gain over the term of the contract. At closing the amount of Ps. 191,381 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing of the period the amount of Ps. 10,568,645 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equal consecutive periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA). See Note 3.j to the basic financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 11:	NEUQUEN PROJECT

The only asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, that should be destined to the construction of a Shopping center. The project included the building of a Shopping center, a hypermarket, a hotel and a housing building.

During June 2001 Shopping Neuquén S.A. had requested to the City Hall of Neuquén an extension of the original construction schedule, and an authorization to transfer to third parties certain plots in which the land is divided so that each participant of the commercial development to be constructed would be able to build on its own land. The City Hall Executive Branch previously rejected such request under Decree No. 1437/02 which also established the expiration of the rights arising from Ordinance 5178, including the loss of any improvement and expenses incurred, having Shopping Neuquén S.A. no right to claim indemnity charges, revoking the buy-sell contracts of the land.

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and requested on January 21, 2003 the repeal of the administrative action, and offered and attached a proof document including the reasons to request such annulment. It also requested to be allowed to submit a new schedule of time terms, which would be prepared in line with the current scenario and including reasonable short and medium term projections. Such request was rejected by the City Hall Executive Branch through Decree 585/03. Consequently, on June 25, 2003 Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting –among other issues- the annulment of Decrees 1,437/02 and 585/03 issued by the City Hall Executive Branch. On December 21, 2004 Shopping Neuquén was notified of a resolution of the High Court of Neuquén communicating the expiration of the administrative procedural action that the Company had filed against the City Hall of Neuquén.

Finally, on December 13, 2006, Shopping Neuquén S.A. signed an agreement with both the City Hall and the Province of Neuquén by which the time terms for construction of the commercial and housing enterprising were re-scheduled. Also, Shopping Neuquén S.A. was authorized to transfer to third parties the ownership of the plots of land in which the real estate will be divided with the exception of the land in which the commercial center will be constructed. The agreement referred to above was duly ratified by the Legislative Council of the City Hall of Neuquén and the ordinance issued was promulgated by the City Hall Executive Branch on February 12, 2007.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 11:	(Continued)

The agreement also provides that Shopping Neuquén S.A. will submit, within 120 days after the agreement is signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision. The City Hall of Neuquén has to approve the project draft within 30 days after presentation. Once the project is approved, within the next 150 days the company will submit to the City Hall the final maps of the works. At the time these final maps are registered with the City Hall, the works have to begin within a maximum time term of 90 days as from the date of such registration. The first stage of the construction works (this stage including the minimum construction of 21,000 square meters of the commercial center and of 10,000 square meters of the hypermarket) should be finished in a maximum time term of 22 months as from the date in which the construction process was initiated. In case the conditions are not complied with, the City Hall of Neuquén is entitled to rescind the agreement and file the legal actions it deems pertinent.

On March 28, 2007, the Company submitted the new project draft and the environmental impact survey’s extension to the City Hall of Neuquén, which as of the date of the issuance of these financial statements are pending of approval.

On December 13, 2006 Shopping Neuquén signed with P.Y.E. Sociedad Anónima a preliminary sales contract for plot E-UNO, which is subject to the condition that the acquiring company applies the plot of land exclusively to the construction of a hotel. This plot covers 4,332.04 square meters of surface area and the sale price was established in USD 119,131.10. The title deed for transferring the property and the possession will take place within the 60 days subsequent to the date of compliance with the agreed conditions. This operation is subject to certain conditions precedent, one of these being the approval by the City Hall of Neuquén of the new draft project that Shopping Neuquén S.A. has to submit in accordance with the terms of the previous paragraph.

NOTE 12:	FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G entered into an agreement with NAI INTERNACIONAL II, INC by which the latter loaned up to USD 8.2 million for the construction of a cinema complex and a part of the parking lot located in the Córdoba Shopping area, this item being shown in fixed assets. This loan initially accrued a LIBOR interest rated plus 1.5%. Accrual of interests started in April 1999 according to a period of grace provided in the contract clauses.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 12:	(Continued)

Related to this loan contract, Empalme S.A.I.C.F.A. y G. signed an occupation agreement of the building and the cinema area in favor of NAI INTERNACIONAL II, INC (henceforth “The Agreement”). Occupation of the area was established for a 10 year period as from the date of commencement to be automatically postponed during four additional periods of five years each. It is understood that date of commencement means the date in which the occupant starts exhibiting movies to the public in the cinema building, that is October 1997.

Under the terms of the Agreement, the amounts owed according to the loan to Empalme S.A.I.C.F.A. y G. are offset against the payments of possession arising from the occupation of NAI INTERNACIONAL II, INC of the building and the cinema area. The Agreement provides that if following the last term mentioned in the previous paragraph there still is any unpaid amount of the loan plus interest, the Agreement will be postponed for a definite term established as the lesser of:

-	The time-term necessary to fully pay the loan unpaid amount, or
-	Ten (10) years.

Once the last time term has elapsed and if there still is an amount outstanding, the Company will be released of any payment obligation of the remaining portion of the loan plus interest.

On July 1, 2002 NAI INTERNACIONAL II, INC assigned all the rights and obligations arising from the Agreement to NAI INTERNACIONAL II, INC – SUCURSAL ARGENTINA. Also, other changes were made to the Agreement, the following being the most significant:

•

The debt outstanding was converted into Argentine pesos (Ps. 1 = USD 1) in accordance with the disposition of Law No. 25,561 and National Executive Decree No. 214/02. Under sections 4 and 8 of the referred Decree and complementary addenda, the referential stabilization coefficient is to be applied to the above debt outstanding as from February 3, 2002.

•

All the obligations of Empalme S.A.I.C.F.A. y G. included in the Agreement by which NAI INTERNACIONAL II, INC. is guaranteed the use of the cinema center, as well as those obligations that imply restrictions on the use or the possession of Empalme S.A.I.C.F.A. y G. or third parties, are covered by antichresis in rem right.

•

The extension agreed on January 1, 2002 was established for suspending the occupation payments owed by the occupant to the owner as well as the payments to account of capital and interests of the owner to the creditor for a six-month period as from the above-mentioned date. These payments will be renewed as from July 2002.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 12:	(Continued)

The capital outstanding as of March 31, 2007 and interest accrued at such date arising from the original loan agreement and modifications are recorded in Customer Advances (note 4.n).

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Financial Statements

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of March 31, 2007 and June 30, 2006

	03.31.07 (Notes 1 and 2) Ps.	06.30.06 (Notes 1 and 2) Ps.		03.31.07 (Notes 1 and 2) Ps.	06.30.06 (Notes 1 and 2) Ps.
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 3.a and Schedule G)	12,532,537	22,209,819	Debts:
Other investments (Schedules D and I)	1,543	2,852	Trade accounts payable (Note 3.e and Schedules G and I)	18,701,099	11,392,995
Accounts receivable, net (Note 3.b and Schedules G and I)	45,453,228	38,908,669	Short-term debt (Note 3.f and Schedules G and I)	189,693,958	83,472,121
Other receivables, net (Note 3.c and Schedules G and I)	24,785,853	25,942,443	Salaries and social security payable (Note 3.g and Schedule I)	4,940,083	7,227,546
Inventory (Note 3.d and Schedule F)	8,335,199	7,859,082	Taxes payable (Note 3.h and Schedule I)	14,138,270	5,167,784

Total Current Assets	91,108,360	94,922,865	Customer advances (Note 3.i and Schedules G and I)	32,726,504	30,033,475

			Related parties (Note 5 and Schedule I)	54,501,751	5,492,262
			Other liabilities (Note 3.j and Schedule I)	8,018,902	8,231,082

			Total Current liabilities	322,720,567	151,017,265

			NON-CURRENT LIABILITIES
NON-CURRENT ASSETS			Debts:
Accounts receivable (Note 3.b and Schedules G and I)	1,793,341	12,739,535	Trade accounts payable (Note 3.e and Schedules G and I)	279,634	1,010,150
Other receivables, net (Note 3.c and Schedule I)	1,111,087	1,141,059	Long-term debt (Note 3.f and Schedules G and I)	158,186,595	145,755,576
Equity investments (Schedule C)	583,938,711	377,559,659	Taxes payable (Note 3.h and Schedule I)	10,166,206	13,677,823
Other investments, net (Schedule D)	69,060,148	127,774,500	Customer advances (Note 3.i and Schedule I)	35,742,645	29,990,496
Fixed assets, net (Schedule A)	595,614,975	590,309,946	Related parties (Note 5 and Schedule I)	—	52,930,288
Intangible assets, net (Schedule B)	967,147	2,087,247	Other liabilities (Note 3.j and Schedule I)	118,063	277,231

Total Non-Current Assets	1,252,485,409	1,111,611,946	Total debts	204,493,143	243,641,564

			Provisions (Note 3.k and Schedules E and I)	3,263,112	5,035,477

			Total Non-Current Liabilities	207,756,255	248,677,041

			Total Liabilities	530,476,822	399,694,306

			SHAREHOLDERS´ EQUITY (per related statement)	813,116,947	806,840,505

Total Assets	1,343,593,769	1,206,534,811	Total Liabilities and Shareholders’ Equity	1,343,593,769	1,206,534,811

The accompanying notes and schedules are an integral part of these unaudited financial statements.

31	Eduardo Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

	03.31.07 (Notes 1 and 2) Ps.	03.31.06 (Notes 1 and 2) Ps.
Revenues:
Leases and services	123,308,029	96,021,921
Other (Note 5)	59,912,260	23,001,222

Total revenues	183,220,289	119,023,143

Costs:
Leases and services (Schedule H)	(35,589,410)	(33,267,858)
Other (Schedule F)	(61,174,456)	(19,430,088)

Total costs	(96,763,866)	(52,697,946)

Gross profit :
Leases and services	87,718,619	62,754,063
Other	(1,262,196)	3,571,134

Gross profit	86,456,423	66,325,197

Selling expenses (Schedule H)	(9,726,413)	(6,295,031)
Administrative expenses (Schedule H)	(18,469,744)	(10,068,424)

Subtotal expenses	(28,196,157)	(16,363,455)

Gain from recognition of inventories at net realizable value	376,412	3,113,311

Operating income	58,636,678	53,075,053

Net income on equity investments (Note 6)	34,411,322	26,123,581

Financial gain (loss) generated by assets:
Interest income from related parties (Note 5)	361,747	581,759
Interest income	1,805,891	1,709,524
Other interest	1,452,635	320,690
Mortgage loans interest (Torres de Abasto)	135,281	135,714
Interest earned by financial collocations	26,462	131,344
Exchange differences, net	211,062	904,580

Subtotal	3,993,078	3,783,611

Financial (loss) gain generated by liabilities:
Interests and exchange differences with related parties (Note 5)	(15,688,941)	(20,557,088)
Financial costs	(8,555,768)	(5,007,193)
Exchange differences, net	(418,131)	(1,776,934)
Interests on taxes payables	(188,264)	(225,395)
Other interests	(75)	(347,042)

Subtotal	(24,851,179)	(27,913,652)

Financial results, net	(20,858,101)	(24,130,041)

Other income and expenses, net (Note 3.l)	(1,722,493)	(2,595,510)

Income before taxes	70,467,406	52,473,083

Income tax expense (Note 10)	(17,201,122)	(19,923,573)

Net income for the period	53,266,284	32,549,510

Net basic earnings per share (Note 9)	0.0681	0.04171

Net diluted earnings per share (Note 9)	0.0272	0.02121

The accompanying notes and schedules are an integral part of these unaudited financial statements.

32	Eduardo Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

	Shareholders’ contributions
Items	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.	Appraisal revaluation reserve Ps.	Reserve for new projects development Ps.	Legal reserve (Note 13) Ps.	Accumulated retained earnings Ps.	Total as of March 31, 2007 Ps.	Total as of March 31, 2006 Ps.
Balances as of the beginning of the year	78,196,263	84,620,909	522,805,043	685,622,215	3,952,571	—	10,655,238	106,610,481	806,840,505	791,007,573
Issuance of common stock from Convertible Notes	10,158	—	—	10,158	—	—	—	—	10,158	—
Dividends distribution – Ordinary and Extraordinary Shareholders Meeting as of 11.29.05	—	—	—	—	—	—	—	—	—	(29,000,000)
Legal reserve – Ordinary and Extraordinary Shareholders Meeting as of 10.31.06	—	—	—	—	—	—	2,233,952	(2,233,952)	—	—
Dividends distribution – Ordinary and Extraordinary Shareholders Meeting as of 10.31.06	—	—	—	—	—	—	—	(47,000,000)	(47,000,000)	—
Legal reserve – Ordinary and Extraordinary Shareholders Meeting as of 10.31.06	—	—	—	—	—	57,376,529	—	(57,376,529)	—	—
Net income for the period	—	—	—	—	—	—	—	53,266,284	53,266,284	32,549,510

Balances as of March 31, 2007	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	57,376,529	12,889,190	53,266,284	813,116,947	—

Balances as of March 31, 2006	78,042,363	84,620,909	522,805,043	685,468,315	3,952,571	—	10,655,238	94,480,959	—	794,557,083

The accompanying notes and schedules are an integral part of these unaudited financial statements.

33	Eduardo Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

	03.31.07 (Notes 1 and 2) Ps.	03.31.06 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year	22,212,671	9,801,916
Cash and cash equivalents at the end of the period	12,534,080	11,095,746

(Decrease) / Increase in cash and cash equivalents	(9,678,591)	1,293,830

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	53,266,284	32,549,510
Adjustments to reconcile net income for the period to cash flows from operating activities:
• Financial results	1,285,034	11,132,291
• Amortization of Notes issuance expenses	—	54,362
• Amortization of impairment of fixed assets	—	(90,749)
• Amortization of impairment of intangible assets	—	(114,123)
• Depreciation of fixed assets	27,398,171	26,341,340
• Amortization of intangible assets	1,120,100	1,118,686
• Charge of provision for contingencies	1,006,221	680,535
• Charge for expenses related to doubtful accounts	719,564	1,648,680
• Provisions for Directors’ fees	4,781,384	3,031,514
• Net income on equity investments	(34,411,332)	(26,123,581)
• Gain from recognition of inventories at net realizable value	(376,412)	(3,113,311)
• Charge of allowance for doubtful accounts	1,711,597	1,430,190
• Income tax expense	17,201,122	19,923,573
Changes in certain assets and liabilities:
• Increase (decrease) in accounts receivable	2,690,038	(21,281,631)
• Increase in other receivables and prepaid expenses	(12,706,166)	(8,952,451)
• Increase in intangible assets	—	(66,815)
• (Increase) Decrease in inventory	(99,705)	19,127,627
• Increase in trade accounts payable	6,577,588	460,077
• Increase in customer advances	8,445,178	3,749,289
• Decrease in salaries and social security payable	(2,287,463)	(1,647,781)
• Decrease in taxes payable	(11,742,253)	(557,774)
• Decrease in other liabilities	(6,125,524)	(4,485,977)
• Decrease in provisions	(164,358)	(2,425,210)
• Increase in liabilities due to related parties	2,432,417	1,981,877
• Increase in accrued interest	(4,090,784)	(2,878,332)

Net cash provided by operating activities	56,630,711	51,491,816

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of other investments	(577,908)	(19,652,000)
• Advances for purchase of shares	(620,000)	—
• Acquisition of fixed assets	(32,722,552)	(12,439,918)
• Capital reduction of subsidiaries	—	1,530,199
• Irrevocable contributions to related parties	(191,000)	(140,000)
• Sale of other investments	59,912,260	—
• Collection of receivables from related parties	6,439,941	1,560,039
• Payments from purchased companies (Empalme S.A.I.C.F.A. y G.)	(11,666,000)	—
• Payments from purchased companies (Panamerican Mall S.A.)	(158,296,260)	—
• Payments from purchased companies (E-commerce Latina S.A.)	(85,908)	—
• Loans granted to related parties	(9,140,000)	(325,000)
• Guarantee deposit	9,111,000	(8,610,000)
• Dividends collected	4,339,312	13,877,784

Net cash used in investing activities	(133,497,115)	(24,198,896)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of seller financing – Mendoza Plaza Shopping S.A	(5,483,731)	(5,149,834)
• Payment of seller financing – Empalme S.A.I.C.F.A y G	(3,763,093)	—
• Payment of seller financing – Shopping Neuquén S.A	(9,250,600)	—
• Increase in loans from related parties	21,415,000	28,745,000
• Payment of short-term and long-term debt	(21,758,000)	(21,698,000)
• Increase in overdrafts	133,028,237	1,103,744
• Payment of dividends	(47,000,000)	(29,000,000)

Net cash provided by (used in) financing activities	67,187,813	(25,999,090)

Net (decrease) / increase in cash and cash equivalents	(9,678,591)	1,293,830

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

34	Eduardo Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

	03.31.07 Ps.	03.31.06 Ps.
Additional information
Cash paid during the year for:
– Interest	23,814,692	19,091,893

Non-cash activities:
– Conversion of Unsecured Convertible Notes into ordinary shares	10,158	—
– Offsetting of related parties debts and credits	6,762,223	1,277,991
– Transference of intangibles assets to other receivables	—	11,800
– Transference of fixed assets to other receivables	—	64,351
– Transference of non current investments to Inventory	59,912,260	3,827,433
– Decrease in related parties receivables through a decrease in equity investments	22,000,000	—
– Increase in short-term debts through a decrease in provisions	2,614,228	—

35	Eduardo Elsztain President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

(expressed in Argentine Pesos)

NOTE 1:	PREPARATION OF FINANCIAL STATEMENTS

These financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial Statements corresponding to the nine-month periods ended March 31, 2007 and 2006 have not been audited. The Company’s Management considers they include all necessary adjustments to fairly present the results of each period.

Results for the nine-month periods ended March 31, 2007 and 2006 do not necessarily reflect the proportion of the Company’s results for the complete fiscal years.

ACCOUNTING STANDARDS

The National Securities Commission issued General Resolutions Nos. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are of obligatory application for fiscal years or interim periods corresponding to years started as from January 1, 2006.

The main change generated by the application of these new standards is relates to the treatment of the adjustment for inflation in calculating the deferred income tax.

According to the terms of the previously referred resolutions of the National Securities Commission, the Company has decided not recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of March 31, 2007 that the adoption of the new criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 92.7 million approximately, which should be charged to results of previous years for Ps. 96.3 millions (loss) and to results of the period for Ps. 3.6 million (income).

(ii)	a decrease in assets for equity investments of Ps. 59.7 million approximately, arising from applying such criteria to subsidiary companies, which should be charged to the results of previous years for Ps. 63.4 million (loss) and to results of the period for Ps. 3.7 million (income).

ALTO PALERMO S.A. (APSA)

NOTE 1:	(Continued)

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount (in millions of Pesos)	Amount arising from equity investments (in millions of Pesos)
No fixed term	20.0	6.2
2007	1.2	1.1
2008	4.6	4.5
2009	4.6	4.5
2010	4.6	4.5
2011	4.6	4.5
In greater than 2012	53.1	34.4

	92.7	59.7

COMPARATIVE INFORMATION

Certain amounts of the financial statements for the nine-month period ended March 31, 2006 have been reclassified for the purpose of comparison with the figures of the current period.

NOTE 2:	MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until March 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and March 31, 2001 were stated in currency of the latter date.

ALTO PALERMO S.A. (APSA)

NOTE 2:	(Continued)

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

2.	Use of estimates

The preparation of these financial statements requires that the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the financial statements, as well as income and expenses recorded during the fiscal years. The Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

3.	Revenue recognition

3.1.	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

ALTO PALERMO S.A. (APSA)

NOTE 2:	(Continued)

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee, which is prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2.	Revenues and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	the sale has been consummated;

2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

3.	the Company’s receivable is not subject to future subordination; and

4.	the Company has transferred to the buyer the risk of ownership.

4.	Cash and banks

Cash on hand was computed at nominal value.

5.	Investments

5.1.	Current investments

Mutual funds have been valued at quotation value in force at period / year end.

See the breakdown of current investments in Schedule D.

ALTO PALERMO S.A. (APSA)

NOTE 2:	(Continued)

5.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. Furthermore, it includes the higher investment value paid for the purchase of the shares of Shopping Neuquén S.A. and Mendoza Plaza Shopping S.A. over the equity value on the date of acquisition, assigned to the fixed assets acquired. See the breakdown of non-current investments in Schedule C.

The value thus obtained, net of allowances, does not exceed the respective estimated recoverable value at the end of the period / year.

5.3.	Land reserve

Land to be used in the development of commercial centers, revenue and/or improvements are valued at acquisition cost, restated in accordance with Note 2.1., or at the estimated market value, the lesser one.

Land and its improvements are transferred to inventories or fixed assets at the time the building of the commercial centre begins or when its marketing is decided.

The values thus obtained do not exceed their respective recoverable values estimated at the closing of the period / year.

See the breakdown of land reserve investments in Schedule D.

6.	Inventory

Real estate acquired for development and further sale is classified as inventory.

Inventories, mainly, have been valued at their acquisition and development cost, adjusted for inflation as mentioned in Note 2.1., net of the corresponding allowances for impairment of value, if applicable.

As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion.

The Company values the real estate in development, with a building process that extends over time and for which purchase/revenues contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.3.2. has been valued at its acquisition cost, adjusted for inflation.

ALTO PALERMO S.A. (APSA)

NOTE 2:	(Continued)

Inventories on which pre-payments were received that fix prices, and the contract conditions of the transaction, assure the effective conclusion of the revenue and the income are valued at net realization value. The result arising from such valuation is disclosed in “Results from valuation of inventories at fair market value” of the Statement of income.

The net carrying value of properties for revenue, in the aggregate, does not exceed their estimated recoverable value.

7.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets. In addition, it includes the higher investment value paid for the purchase of the shares over the equity value on the date of acquisition, assigned to the fixed assets acquired. See the breakdown of fixed assets investments in Schedule A.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment of value.

Furthermore, there is a parcel of land acquired prior to March 31, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold.

Depreciation charges were calculated following the straight-line method and on the basis of the useful life assigned to the assets, using the criterion of full year of addition. Depreciation rates are shown in Schedule A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at period / year end.

8.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization. See the breakdown of intangible assets in Schedule B.

8.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

ALTO PALERMO S.A. (APSA)

NOTE 2:	(Continued)

8.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers, adjusted for inflation as mentioned in Note 2.1.. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

The net carrying value of the intangible assets, does not exceed its estimated recoverable value at the end of the period / year.

9.	Goodwill

This item represents the difference between the purchase price and the market value of assets acquired restated for inflation as mentioned in Note 2.1., which is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded under this caption was generated by the purchase of shares in Tarshop S.A., Fibesa S.A., Panamerican Mall S.A., Empalme S.A.I.C.F.A. y G. , Emprendimiento Recoleta S.A. and E-Commerce Latina S.A.

Goodwill related to the acquisition of the subsidiary Panamerican Mall S.A. has been valued at cost, calculated as the difference between the amounts paid for such acquisition and the estimated fair value of the assets acquired.

Goodwill related to Empalme S.A.I.C.F.A. y G. has been valued at cost, which has been calculated as the difference between the amount for such investment and the book value of the acquired interest.

The Company is currently analyzing, in respect of these goodwill, the current value of the assets and liabilities acquired under the terms of Technical Resolution No. 21, point 1.3.1.2 “Subsequent adjustments related to the time of acquisition”. The residual value of goodwill generated by the acquisition of investments in corporations is shown under non-current investments (Schedule C).

Amortization is shown in Note 6 and in “Net income on equity investments” in the Statements of Income.

10.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

11.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period / year end.

ALTO PALERMO S.A. (APSA)

NOTE 2:	(Continued)

12.	Receivables from leases and services and trade payables

Receivables from leases and services and trade payables were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time.

14.	Other receivables and liabilities

- Sundry current receivables and payables were valued at their nominal value plus financial charges accrued at the end of the period / year, where applicable.

- Asset tax has been discounted considering the best estimate of the amount to be collect.

- As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted.

15.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

16.	Allowances and provisions

- For doubtful accounts: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Increases or decreases for the period / year are shown in Schedule E.

- For impairment of assets: The Company analyzes the recovery of its non-current assets whenever there are facts or circumstances that would indicate that the value recorded exceeds its recoverable value.

ALTO PALERMO S.A. (APSA)

NOTE 2:	(Continued)

In such cases, the Company performs for shopping centers a first comparison between the value accounted and the value of its economic use without discount. If as a result of such comparison it arises that the assets´ use value is lesser than the value accounted, a second comparison is made with the highest value between the discounted use value and the market value (recoverable value) in order to determine the impairment to be recorded. The use value is determined on the basis of projections of future cash flows. For the remaining goods (inventories and other fixed assets) the Company compares market values determined on the basis of comparable property values. If there are increases in the recoverable value of the assets previously impaired, the Company accounts the pertinent recoveries in accordance with the accounting standards requirements.

Increases or decreases of the allowance for impairment for the period ended March 31, 2007 and the year ended June 30, 2006 are detailed in Schedule E.

- For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered. Increases or decreases for the period/year are shown in Schedule E.

At the date of issuance of these financial statements, the Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

17.	Income tax provision

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 10.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these financial statements.

18.	Shareholders’ equity

As mentioned in Note 2.1., Shareholders’ equity accounts were restated in constant currency until February 28, 2003. Subsequent movements are shown in current currency units of the month to which they correspond.

The “Appraisal revaluation reserve” corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

ALTO PALERMO S.A. (APSA)

NOTE 2:	(Continued)

19.	Results for the period

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets which are restated as mentioned in Note 2.1.

20.	Advertising expenses

The Company generally expenses advertising and promotion costs as they are incurred, except for advertising and promotion costs incurred in the commercialization of real estate projects and in the launch of new shopping centers, until their inauguration, which are accounted in intangible assets.

21.	Vacation expenses

Vacation expenses are fully accrued in the period of service giving rise to the right to enjoy vacations.

NOTE 3:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a) Cash and banks:

	03.31.07 Ps.	06.30.06 Ps.
Cash in local currency	130,968	240,404
Cash in foreign currency (Schedule G)	5	260,844
Banks in local currency	95,669	12,632,412
Banks in foreign currency (Schedule G)	12,304,362	9,070,752
Banks - saving accounts	1,533	5,407

Total Cash and Banks	12,532,537	22,209,819

ALTO PALERMO S.A. (APSA)

NOTE 3:	(Continued)

b) Accounts receivable, net:

	03.31.07 Ps.	06.30.06 Ps.
Current
Checks to be deposited	18,311,404	15,175,221
Leases and services receivables	15,871,562	13,216,787
Debtors under legal proceedings	15,256,504	16,454,101
Pass-through expenses receivables	8,501,951	6,076,980
Receivables from the sale of Alcorta Plaza´s land (i) (Schedule G)	5,912,287	5,863,550
Notes receivable (Schedule G)	1,354,651	1,391,471
Mortgage receivable Torres Abasto	433,181	380,491
Credit card receivables	13	13
Less:
Allowance for doubtful accounts (Schedule E)	(20,188,325)	(19,649,945)

Total	45,453,228	38,908,669

Non-current
Receivables from the sale of Alcorta Plaza´s land (i) (Schedule G)	—	11,991,670
Checks to be deposited	7,260	—
Mortgage receivable Torres Abasto	433,629	578,155
Notes receivable (Schedule G)	683,289	169,710
Services receivable	669,163	—

Total	1,793,341	12,739,535

Total accounts receivable, net	47,246,569	51,648,204

(i)	Corresponds to the sale of the Alcorta Plaza´s land. As of March 31, 2007, one installment of USD 1.925 million is to be collected, with annual interest rate of 7.5% on balances maturing in March 2008.

ALTO PALERMO S.A. (APSA)

NOTE 3:	(Continued)

c) Other receivables, net:

	03.31.07 Ps.	06.30.06 Ps.
Current
Related parties (Note 5)	16,582,909	10,717,974
Prepaid expenses	4,388,548	2,563,494
Prepaid services	2,052,010	1,349,783
Other tax credits	709,557	1,271,893
Prepaid gross revenues tax	630,639	520,808
Other prepaid tax	221,810	147,874
Guarantee deposits (i) (ii) (Schedule G)	111,035	9,196,063
Other	89,345	174,554

Total	24,785,853	25,942,443

Non-current
Doubtful mortgage receivables	2,208,275	2,208,275
Allowance for doubtful mortgage receivables (Schedule E)	(2,208,275)	(2,208,275)
Prepaid gross revenues tax	881,587	682,816
Guarantee deposits	229,500	228,407
Related parties (Note 5)	—	200,946
Other	—	28,890

Total	1,111,087	1,141,059

Total other receivables, net	25,896,940	27,083,502

(i)	Includes deposits which are restricted (see Note 7).
(ii)	As of June 30, 2006 included USD 3 million deposit in guarantee kept in the Deustche Bank in favor of Argentimo S.A. related to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. by which the guidelines were established for negotiating the acquisition of land to develop a commercial center and a dwelling and/or office building. On December 26, 2006 the deposit was recovered by the Company. See note 19.

ALTO PALERMO S.A. (APSA)

NOTE 3:	(Continued)

d) Inventory:

	03.31.07 Ps.	06.30.06 Ps.
Current
Torres de Rosario (i)	7,701,477	7,325,065
Torres de Abasto (ii)	508,560	312,000
Re-sale merchandise	125,162	210,543
Other	—	11,474

Total	8,335,199	7,859,082

(i)	On December 9, 2005 a preliminary sale contract between the Company and Villa Hermosa S.A. for the sale of a plot of land located in the City of Rosario was subscribed. To the date of these financial statements, the deed has not yet been formalized. The plot is valued at its net realization value as conditions provided in Technical Resolution No. 17 are complied with. At the date of these financial statements a pre-payment for this transaction amounting to Euros 600,000 was recorded in “Customer advances” (See Note 3.i) (ii)).
(ii)	It is disclosed net of the allowance for impairment of Ps. 205,599. See Schedule E.

e) Trade accounts payable:

	03.31.07 Ps.	06.30.06 Ps.
Current
Accruals	10,389,468	7,041,575
Suppliers	6,866,621	2,882,259
Foreign suppliers (Schedule G)	966,037	1,023,961
Other	478,973	445,200

Total	18,701,099	11,392,995

Non-current
Foreign suppliers (Schedule G)	279,634	1,010,150

Total	279,634	1,010,150

Total trade accounts payable	18,980,733	12,403,145

ALTO PALERMO S.A. (APSA)

NOTE 3:	(Continued)

f) Short-term and long-term debt:

	03.31.07 Ps.	06.30.06 Ps.
Short-term debt
- Banks
Overdrafts (vi)	161,793,818	28,765,581
Syndicated loan (iv)	12,500,000	25,000,000
Deutsche Bank Trust Company Americas loan (i) (Schedule G)	—	9,258,000
Bank interest (iv) (Schedule G)	312,346	925,173

Subtotal	174,606,164	63,948,754

- Financial
Seller financing – Empalme S.A.C.I.F.A. y G (vi) (Schedule G)	11,780,000	—
Accrued interest for Unsecured Convertible Notes (iii) (Note 5 and Schedule G)	2,847,909	6,588,951
Seller financing Empalme-S.A.C.I.F.A. y G (vi) (Schedule G) – Interest payable	369,107	—
Seller financing – Shopping Neuquén S.A. (ii) (Schedule G)	—	6,291,439
Notes payable (v)	—	5,376,239
Seller financing-Shopping Neuquén S.A. (ii) – Interest payable	—	1,175,960
Other	90,778	90,778

Subtotal	15,087,794	19,523,367

Total	189,693,958	83,472,121

Long-term debt
- Financial
Unsecured Convertible Notes (iii) (Note 5 and Schedule G)	146,406,595	145,755,576
Seller financing – Empalme S.A.C.I.F.A. y G. (vi) (Schedule G)	11,780,000	—

Total	158,186,595	145,755,576

Total short-term and long-term debt	347,880,553	229,227,697

(i)	Corresponded to a USD 11 million loan granted on March 4, 2005 which accrued annual interest equivalent to LIBOR plus 3.25%. The last principal installment plus accrued interest was cancelled on August 1, 2006.
(ii)	All the debt was cancelled on February 7, 2007
(iii)	See Note 12.
(iv)	On April 5, 2005 Banco Río de la Plata and Bank Boston N.A. granted the Company a syndicated financial loan for a total amount of Ps. 50 million, which will be amortized in four six-month equal and consecutive installments beginning October 2005. The operation becomes mature on April 5, 2007.

Such loan accrued interest during the first year at a fixed 7.875% rate and during the second year at the Survey rate plus 3%, payable quarterly as from July 2005.

The terms and conditions of such loan require the Company to maintain certain rates and financial conditions, as well as specific ratios and indebtedness levels.

Funds from this loan were applied to pay the balance of the Notes for Ps. 48.4 million (originally issued for Ps. 85 million).

On April 5, 2007 the last principal installment plus interest was cancelled.

(v)	Represents the acquisition of 49.9% of the Mendoza Plaza Shopping S.A. shareholding of USD 1.77 million. This amount was cancelled on September 29, 2006.
(vi)	Represents the amount owed for the acquisition of the Empalme S.A.I.C.F.A. y G. shareholding. This loan accrues 6% nominal annual interest, payable in four installments of USD 1.9 million each, due at June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008.
(vii)	Due to the acquisitions of the current quarter the Company has used bank overdrafts in current account; consequently, it has a negative working capital of Ps. 231.6 million. See Note 21.

ALTO PALERMO S.A. (APSA)

NOTE 3:	(Continued)

g) Salaries and social security payable:

	03.31.07 Ps.	06.30.06 Ps.
Provision for vacation and other benefits	4,881,230	6,170,445
Social security payable	6,295	911,003
Payroll	293	11,553
Other	52,265	134,545

Total salaries and social security payable	4,940,083	7,227,546

h) Taxes payable:

	03.31.07 Ps.	06.30.06 Ps.
Current
VAT payable, net	2,570,721	2,037,498
Income tax	9,656,247	1,382,458
Gross revenues tax provision	545,468	535,813
Other tax withholdings	328,042	312,080
Provision for tax on personal assets of shareholders	671,236	268,494
Gross revenues tax withholdings	131	245,840
Turn over Tax Accrued (not claimable)	176,715	175,907
Tax amnesty plan for gross revenues tax payable	177,732	166,173
Other taxes	11,978	43,521

Total	14,138,270	5,167,784

Non-current
Deferred income tax (Note 10)	8,636,086	11,661,108
Tax amnesty plan for gross revenues tax payable	1,530,120	1,664,902
Turn over Tax Accrued (not claimable)	—	351,813

Total	10,166,206	13,677,823

Total taxes payable	24,304,476	18,845,607

i) Customer advances:

	03.31.07 Ps.	06.30.06 Ps.
Current
Admission rights	18,018,255	14,968,484
Lease and services advances (i)	6,748,607	7,193,492
Advance for the sale of Rosario land (Schedule G) (ii)	2,487,180	2,365,800
Customer advances	4,525,582	4,020,731
Guarantee deposits	946,880	1,484,968

Total	32,726,504	30,033,475

ALTO PALERMO S.A. (APSA)

NOTE 3:	(Continued)

	03.31.07 Ps.	06.30.06 Ps.
Non-current
Admission rights	25,188,207	20,200,450
Lease and services advances (i)	10,554,438	9,736,782
Guarantee deposits	—	53,264

Total	35,742,645	29,990,496

Total customer advances	68,469,149	60,023,971

(i)	The balance of lease advances includes Ps. 1.2 million and Ps. 3.9 million current and non-current, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the cinema theater complexes at the Abasto and Alto Noa shopping centers.

These advances accrue interest at six-month LIBOR plus 2-2.25%. As of March 31, 2007 the six-month LIBOR was 5.329%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting lease amounts for the space used by Hoyts Cinemas.

(ii)	Corresponds to an advance payment of Euros 600,000 received from Villa Hermosa S.A. (see Note 3.d (i)). The liability is disclosed net of expenses incurred by the Company on behalf of such company and for its account.

j) Other liabilities:

	03.31.07 Ps.	06.30.06 Ps.
Current
Provision for Directors fees (Note 5)	4,888,202	6,240,569
Advances to Directors (Note 5)	(106,818)	(224,645)
Donations payable (Note 5)	1,700,000	1,700,000
Contributed leasehold improvements (i)	212,222	212,222
Investment in other companies (ii) (Schedule C)	972,811	—
Withholdings and guarantee deposits	253,782	237,161
Other	98,703	65,775

Total	8,018,902	8,231,082

Non-current
Contributed leasehold improvements (i)	106,063	265,231
Directors’ guarantee deposits (Note 5)	12,000	12,000

Total	118,063	277,231

Total Other liabilities	8,136,965	8,508,313

(i)	Contributed leasehold improvements relate to installations constructed by the Company in charge of a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Improvements are amortized to income over the term of lease. Such depreciation was not significant during the nine-month periods ended March 31, 2007 and 2006.
(ii)	Corresponds to the equity investment in E–Commerce Latina S.A. As of March 31, 2007, the interest in this Company’s loss exceeded the interest in its net equity. The Company will continue financing its operation. See Note 16. Also, includes the equity investment in Altocity. Com S.A. which has been accounted for under the acquisition cost.

ALTO PALERMO S.A. (APSA)

NOTE 3:	(Continued)

k) Provisions:

	03.31.07 Ps.	06.30.06 Ps.
Non Current
Provision for contingencies (i) (Schedule E)	3,263,112	5,035,477

Total provisions	3,263,112	5,035,477

(i)	In the opinion of the Management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

l) Other income and expenses, net:

	03.31.07 Ps.	03.31.06 Ps.
Charge for expenses related to doubtful accounts	(719,564)	(1,648,680)
Tax on personal assets of shareholders (Note 5)	(402,742)	(439,212)
Provision for contingencies (Schedule E)	(944,561)	(388,633)
Donations	(74,852)	(23,540)
Other	419,226	(95,445)

Total other income and expenses, net	(1,722,493)	(2,595,510)

NOTE 4:	COMMON STOCK

As of March 31, 2007, the capital stock consisted of 782,064,214 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value Ps.	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	400	Extraordinary Shareholders´ Meeting	10.29.87	12.29.87
Shares issued for cash	1,600	Extraordinary Shareholders´ Meeting	10.26.88	12.29.88
Shares issued for cash	38,000	Extraordinary Shareholders´ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders´ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders´ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders´ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500,000	Ordinary and Extraordinary Shareholders´ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206,421	(*)

	78,206,421

(*)	Capital subscribed in connection with the conversion of unsecured convertible notes. See Note 12.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S.. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/ caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			03.31.2007 Ps.	03.31.2006 Ps.	03.31.2007 Ps.	06.30.2006 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(1,162,312)	(207,746)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	1,907,836	479,243
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(1,913,861)	(4,427,618)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(98,388,612)	(97,944,277)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(7,803,655)	(13,389,173)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	124,362	261,647	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses	(17,678)	(19,000)	—	—
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(933,009)	(2,158,468)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(47,964,539)	(47,747,925)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(3,804,288)	(6,527,234)	—	—
Other shareholders	Shareholders	Other expenses, net	(402,742)	(439,212)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
Tarshop S.A.	Subsidiary	Leases and services	447,414	454,690	—	—
Tarshop S.A.	Subsidiary	Interest income	76,332	568,092	—	—
Tarshop S.A.	Subsidiary	Other current receivables	—	—	229,259	3,477,301
Tarshop S.A.	Subsidiary	Current payables with related parties	—	—	(174,260)	—
Mendoza Plaza Shopping S.A.	Subsidiary	Other current receivables	—	—	544,419	659,268
Mendoza Plaza Shopping S.A.	Subsidiary	Current payables with related parties	—	—	(321,440)	(189,035)
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables	—	—	1,442,094	798,633
Emprendimiento Recoleta S.A.	Subsidiary	Non Current payables with related parties	—	—	—	(60,468)
Emprendimiento Recoleta S.A.	Subsidiary	Current payables with related parties	—	—	(80,715)	(214,527)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	108,000	108,000	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Interest and exchange differences with related parties	(10,967)	(5,548)	—	—
Fibesa S.A.	Subsidiary	Current payables with related parties	—	—	(443)	(143,133)
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	90,000	90,000	—	—
Fibesa S.A.	Subsidiary	Other current receivables	—	—	436,274	112,385
Fibesa S.A.	Subsidiary	Other non-current receivables	—	—	—	200,946
Fibesa S.A.	Subsidiary	Interest income	19,280	8,627	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) (since 01.01.07)	Other current receivables	—	—	53,117	24,666
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) (since 01.01.07)	Administration fees - Leases and services	4,500	4,500	—	—
Panamerican Mall S.A.	Subsidiary	Other current receivables	—	—	306,277	—
Panamerican Mall S.A.	Subsidiary	Current payables with related parties	—	—	(99,509)	—
Panamerican Mall S.A.	Subsidiary	Other revenue	59,912,260	—	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables	—	—	2,969,182	596,240
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payables with related parties	—	—	(8,923)	(208,929)
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees-Leases and services	31,500	31,500	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Interest income	133,452	5,040	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables	—	—	2,763,414	3,398,404
Shopping Alto Palermo S.A.	Subsidiary	Interest and exchange differences with related parties	(4,065,915)	(605,377)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Current payables with related parties	—	—	(50,698,545)	(2,798,338)
Shopping Alto Palermo S.A.	Subsidiary	Non-Current payables with related parties	—	—	—	(52,869,820)
Shopping Neuquén S.A.	Subsidiary	Other current receivables	—	—	20,610	60
Empalme S.A.I.C.F.A. y G.	Subsidiary	Other current receivables	—	—	3,770,061	—
Empalme S.A.I.C.F.A. y G.	Subsidiary	Interest income	120,522	—	—	—
Inversora del Puerto S.A.	Subsidiary	Current payables with related parties	—	—	(105,000)	(105,000)

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 5:	(Continued)

Company	Relation	Description of transaction/ caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
	OTHER RELATED PARTIES
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,521,316	827,692
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payables with related parties	—	—	(1,284,011)	(1,377,090)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	180,657	465,490	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(669)	—	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payables with related parties	—	—	(342,977)	(112,991)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(696,836)	(505,449)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1.869	40
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	779	—	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payables with related parties	—	—	(21.042)	(291)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,298	—
Llao Llao Resorts SA	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payables with related parties	—	—	(13,407)	—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payables with related parties	—	—	(186,223)	(135,182)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Administration fees- services	(946,064)	(396,832)	—	—
Directors´ Fees	Directors	Other current liabilities	—	—	(4,781,384)	(6,015,924)
Directors	Directors	Short-term debt	—	—	(603)	(1,010)
Directors	Directors	Long-term debt	—	—	(31,000)	(41,031)
Directors	Directors	Other non-current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Interest and exchange differences with related parties	(2,411)	(26,702)	—	—
Directors	Directors	Directors fees	(5,224,281)	(3,375,629)	—	—
Directors	Directors	Current payables with related parties	—	—	(563)	—
Directors and management	Directors	Other current receivables	—	—	5,450	820
Loans to the personnel	Personnel	Other current receivables	—	—	456,012	333,222
Loans to the personnel	Personnel	Interest income	12.161	—	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(1,700,000)	(1,700,000)
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	16
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	80,340	5,816
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(436)	(1,855)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,444)	(22,343)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(1,815)	(3,054)	—	—
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payables with related parties	—	—	(366)	—
Cactus S.A.	Subsidiary of Cresud SA	Other current receivables	—	—	3,314	—
Futuros y Opciones S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	1,274	—
Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	68,565	—
Fundacion IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	166	—
Canteras Natal Crespo S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	762	4,168
Agro-Uranga	Subsidiary of Cresud S.A.	Current payables with related parties	—	—	(2,015)	—

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 6:	NET INCOME ON EQUITY INVESTMENTS

The breakdown of the net income on equity investments is the following:

	03.31.07 Ps.	03.31.06 Ps.
Income on equity investments	36,261,329	28,029,695
Amortization of goodwill and higher investment value	(1,850,007)	(1,906,114)

Total	34,411,322	26,123,581

NOTE 7:	RESTRICTED ASSETS

The Company owns the following restricted assets:

a)	At March 31, 2007, in other current receivables, the Company has deposits that are restricted in accordance with the following amounts:

i) Ps. 20,985 concerning the case “Saavedra Walter Ricardo c/ Alto Palermo S.A. and others about dismissal”.

ii) Ps. 20,382 concerning the case “La Meridional Cía. de Seguros c/ Alto Palermo S.A.” by collecting in pesos.

iii) Ps. 52,972 concerning the case “Palma Claudio c/ Alto Palermo S.A. s/ despido”.

b)	In relation with file number 25,030-I “Alto Palermo S.A. against tax authorities on Recourse of Appeal”, under court proceedings, the building located in Olegario Andrade 367, Caballito, City of Buenos Aires is subject to a legal attachment, such building having a value of Ps. 36.7 million as of March 31, 2006 (recorded in Other non-current investments).

c)	As of March 31, 2007 the amount of Ps. 32.6 millions is recorded in Non-current investments representing pledged shares of Empalme S.A.I.C.F.A. y G.

NOTE 8:	MERGER WITH CONTROLLED COMPANY

The Company performed the corporate merger of its subsidiary company Alto Research and Development S.A. The merger agreement was signed on May 31, 2005, effective as from June 1, 2005. The merger proceedings are currently pending approval by the Corporate Control Bodies.

NOTE 9:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming that the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the period.

	03.31.07	03.31.06
Weighted-average outstanding shares	782,054,575	780,423,632
Weighted-average diluted ordinary shares	2,239,508,618	2,145,432,742

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 9:	(Continued)

Below is a reconciliation between net income for the periods and the net income used as basis for calculation of the basic and diluted earnings per share:

	03.31.07 Ps.	03.31.06 Ps.
Net Income for calculation of basic earnings per share	53,266,284	32,549,510
Interest – Unsecured Convertible Notes	10,951,032	10,726,323
Exchange difference	661,178	9,219,840
Income tax	(4,064,274)	(6,981,157)

Net Income for calculation of diluted earnings per share	60,814,220	45,514,516

Net basic earnings per share	0.0681	0.04171
Net diluted earnings per share	0.0272	0.02121

NOTE 10:	DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Changes for the period Ps.	Balances at period-end Ps.
Deferred tax assets and liabilities
Cash and banks	41,480	(47,343)	(5,863)
Accounts receivable	1,911,815	(282,376)	1,629,439
Other receivables	(668,730)	2,777,031	2,108,301
Inventories	(5,752,440)	2,370,151	(3,382,289)
Fixed assets	(8,529,031)	(1,419,329)	(9,948,360)
Intangible assets	(555,833)	312,656	(243,177)
Land reserves	(148,411)	—	(148,411)
Tax payables	184,702	(122,852)	61,850
Other liabilities	595,000	—	595,000
Provisions for contingencies	1,237,417	(620,328)	617,089
Tax loss	22,923	57,412	80,335

Total net deferred tax liabilities	(11,661,108)	3,025,022	(8,636,086)

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 10:	(Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate in effect to the net income before taxes:

Items	03.31.07 Ps.	03.31.06 Ps.
Net Income for the period (before income tax)	70,467,406	52,473,083
Current income tax rate	35%	35%

Income for the period at the tax rate	24,663,592	18,365,579
Permanent differences at the tax rate:
- Restatement into constant currency (2)	7,959,658	12,701,664
- Balance arising from the previous year tax return	(241,505)	1,396,075
- Amortization of goodwill	—	274,123
- Amortization of intangible assets	6,109	6,111
- Donations	—	63,969
- Loss on equity investments	(15,222,527)	(11,702,948)
- Other	35,795	(1,181,000)

Total income tax charge for the period (1)	17,201,122	19,923,573

(1)	Includes Ps. (3,025,022) related to deferred income tax and Ps. 20,226,144 related to current tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

NOTE 11:	COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

E-Commerce Latina S.A.

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands’ corporation created to act on behalf of Altocity.com’s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

Mendoza Plaza Shopping S.A.

On September 29, 2004, at the time of entering the purchase contract of the Mendoza Plaza Shopping S.A. shareholding, the Company subscribed an agreement with Inversiones Falabella Argentina S.A. by which the latter granted to the Company the irrevocable right for a put-option of its shares in Mendoza Plaza Shopping S.A., which may be exercised until the last working day of October 2008, in the amount of USD 3.0 million under the terms specifically established in the contract.

NOTE 12:	ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of Unsecured Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.10 each. That Series was fully subscribed and paid up.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 12:	(Continued)

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Unsecured Convertible Notes are as follows:

-	Issue currency: US dollars.

-	Due date: On May 2, 2006 the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Unsecured Convertible Notes have been classified as non-current in these financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no impact on the financial statements.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

-	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

-	Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

At March 31, 2007 holders of Unsecured Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of USD 2.77 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

At March 31, 2007 Unsecured Convertible Notes amounted to USD 47.23 million.

NOTE 13:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income for the year ending on June 30, 2007 must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

NOTE 14:	DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total area damaged comprised 36 commercial stores and represented 15.7% of the total square meters built. Between the months of June and August 2006 this area was reopened and the operation returned to normal.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 14:	(Continued)

As of June 30, 2006, the Company withdrew the proportional part of the fixed assets damaged by the fire in an estimated accounting value of Ps. 6.3 million.

The Company has an insurance coverage against all risks to cover this type of disaster. The final value of the reimbursement is subject to the final liquidation process to be carried out by the insurance companies, which, to the date of these financial statements is not yet completed. The amount of Ps. 4.9 million has been collected to date as advance payment.

NOTE 15:	ACQUISITION OF CORDOBA SHOPPING CENTER

On July 7, 2006 Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) subscribed a sale contract of shares for the purchase of all the shareholding of Empalme S.A.I.C.F.A. y G., owner of the Córdoba Shopping Villa Cabrera. This operation was subject to certain conditions precedent, one of these being the approval of the National Commission for the Defense of Competitiveness. This condition was duly approved and notified on December 26, 2006.

The agreed price for such operation is a gross amount of twelve million US dollars (USD 12,000,000) added a variable amount arising from the adjustment prior to closing (originally established in the contract), which was determined in Ps. 3,961,151. The company was incorporated in our Financial Statements as from December 31, 2006. As of March 31, 2007, APSA and SAPSA have paid USD 4,000,000 and the amount representing the adjustment subsequent to period-end. Four installments of two million of US dollars (USD 2 million) are still outstanding, to become due every six-months as from June 2007, and accruing 6% nominal annual interest.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 160 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents for APSA and SAPSA a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

NOTE 16:	PURCHASE OF E-COMMERCE LATINA S.A. SHARES

On October 24, 2006, the Company entered into a shares purchase agreement with Telefónica Argentina S.A., by which it acquired 808,354 ordinary shares issued and outstanding of E-Commerce Latina S.A., and 11 ordinary shares issued and outstanding of Altocity.Com S.A. for a total price of Ps. 85,876, which were fully paid. Such agreement was subordinated to the approval of the National Commission for the Defense of Competitiveness. By the end of December 2006 the Company was notified the approval of such operation and in January 2007 the price agreed was cancelled and the shareholding duly transferred.

Through this operation, the Company has obtained total share control of E-Commerce Latina S.A., owner of Altocity.com S.A..

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 16:	(Continued)

In April 2007, Alto Palermo S.A. signed a share purchase and sale agreement with Shopping Alto Palermo S.A., whereby APSA sells, assigns and transfers to SAPSA 161,671 shares of E–Commerce Latina S.A. (10% of the ownership interest) in the amount of $ 17,175.

NOTE 17:	RE-STRUCTURING ALTOCITY.COM S.A. ACTIVITIES

The Board of Altocity.com S.A. subsidiary of E-Commerce Latina S.A. (See Note 16) decided to re-structure a large part of the company activities by increasing those activities described in the social purpose. On January 6, 2007 the Meeting of Shareholders complied with such initiative in order to incorporate activities allowing reaching an adequate economic and financial equilibrium.

As from March, the web site was disabled and the product’s sale through the Internet was fully discontinued. The main reason for this decision is that the appropriate scale economy was not reached.

NOTE 18:	ACQUISITION OF THE BUILDING KNOWN AS EX- ESCUELA GOBERNADOR VICENTE DE OLMOS (CITY OF CÓRDOBA)

In November 2006 the Company participated in a public bidding of the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters of surface area. A part of the Patio Olmos commercial center is in operation in four commercial plants and two underground parking lots. This commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement contracts.

The building is under a concession contract, effective for 40 years term due on February 2032, the Company acting as grantor. The contract grants to the licensee the commercial use of the building and establishes a series of payments in favor of the grantor such series increasing in Ps. 2,513 every 47 months. To the date of these financial statements, the concession is undergoing month 179, the effective canon being Ps.10,052 and the next increase estimated for month 186.

The offer of the Company for the purchase of the building was Ps. 32.5 million payable as follows: 30%, that is the amount of Ps. 9.7 million, at the time of awarding the bid and the remaining amount of Ps 22.7 million at the date of the signature of the transfer deed document.

On November 20, 2006 we were notified that the bidding had been awarded to Alto Palermo S.A.. Consequently, 30% of the price offered according to the terms of the bidding has been duly paid. To the date of these financial statements the transfer deed document is not yet effective.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 18:	(Continued)

Alto Palermo S.A. has been ordered to execute the deed documents on May 15, 2007. The Company answered to the referred order indicating that the related deed documents for the purchase and sale agreement and the assignment of the concession agreement, respectively, will be signed providing the Bidding terms respected.

On January 15, 2007 the Company was notified by the National Commission for the Defense of Competitiveness that two claims had been submitted to the entity, one by a private individual and the other one by the licensee of the commercial center in respect of this operation. On February 1, 2007 the Company was responded the mentioned claims. To the date of these financial statements the Company has not been notified of any resolution regarding such claims.

NOTE 19:	NEW COMMERCIAL DEVELOPMENT

In December 2006 Alto Palermo S.A. entered into a series of agreements for the construction, marketing and management of a new commercial enterprise to be developed in Saavedra, City of Buenos Aires, by Panamerican Mall S.A. (PAMSA) a company recently incorporated in which APSA has a shareholding of 80%.

Alto Palermo S.A. made capital contributions in PAMSA for Ps. 158.3 million and sold to this company the plot of land located in the streets named Posta, Pico and Arias (bought to Philips Argentina S.A.) in the amount of Ps. 59.9 million. APSA commit itself to make future capital contributions in PAMSA in a maximum amount of USD 37.8 million with the purpose of finishing the pertinent construction works and to guarantee the functioning and use of the commercial center.

The other PAMSA shareholder is Centro Comercial Panamericano S.A. owner of the remaining 20% of the shareholding. This company made capital contribution to PAMSA for Ps. 24.6 million and transferred the ownership of a plot of land located in streets Melian, Vedia and Arias (limiting the plot of land sold by APSA) in the total amount of Ps. 61.5 million and commit itself to make capital contributions for completing the construction works and starting the commercial center up to a maximum amount of USD 9.4 million.

The project includes the construction of a commercial center, a hypermarket, a cinema complex and an office building and/or housing building. This is one of the most significant entrepreneurships of the Company.

NOTE 20:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company is currently developing a capitalization program for executive management staff through contributions by employees and by the Company (the “Plan”).

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 20:	(Continued)

The Plan is addressed to employees selected by the Company with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, it will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the monthly salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee’s extraordinary contributions.

Funds collected from participants´ contributions will initially be send to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the National Securities Commission. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

The participants or their successors will have access to 100% of the Plan benefits (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the Company only if he has participated in the plan during a minimum term of five years, provided certain conditions were complied with.

As of March 31, 2007 the Company contributions amounts to Ps. 805,387.

NOTE 21:	ISSUANCE OF NOTES

On May 11, 2007, Alto Palermo S.A. issued two new series of notes for a total amount of US$ 170 million. Series I corresponds to the issuance of US$ 120 million due on May 11, 2017, which accrue interest at a fixed annual rate of 7.875% payable semi-annually on May 11 and November 11 as from November 11, 2007. Principal of these Series will be fully settled at maturity. Series II corresponds to the issuance of Ps.154 million (equivalent to US$ 50 million) due on June 11, 2012, which accrue interest at a fixed annual rate of 11.000% payable semi-annually on June 11 and December 11, as from December 11, 2007. Principal will be settled in seven equal and consecutive semi-annual installments as from June 11, 2009.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 21:	(Continued)

These issuances correspond to Series I and II within the global note program for the issuance of notes in one or more series up to an aggregate principal amount at any time outstanding of US$ 200,000,000 (the “Program”) authorized by the National Securities Commission Resolution No. 15614 dated April 19, 2007

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the nine-month period ended March 31, 2007

compared with the year ended June 30, 2006

Schedule A

	Original value						Depreciation
										For the period / year
Items	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.		Transfer Ps.	Value as of end of the period Ps.	Accumulated as of beginning of period/year Ps.	Rate %		Amount Ps.	Decreases Ps.	Increases and transfers Ps.	Accumulated as of end of the period/year Ps.	Net carrying value as of March 31, 2007 Ps.	Net carrying value as of June 30, 2006 Ps.
Properties:
Shopping centers:
- Abasto	252,177,964	285,280	—		41,173	252,504,417	63,818,261	(	*)	5,875,799	—	—	69,694,060	182,810,357	188,359,703
- Alto Avellaneda	165,936,766	7,128,573	—		400,923	173,466,262	79,648,106	(	*)	6,372,180	—	—	86,020,286	87,445,976	86,288,660
- Paseo Alcorta	105,970,967	592,550	—		7,714	106,571,231	43,711,088	(	*)	2,994,974	—	—	46,706,062	59,865,169	62,259,879
- Patio Bullrich	160,058,090	14,544	(13,018)		(11,038)	160,048,578	50,857,430	(	*)	5,059,540	—	—	55,916,970	104,131,608	109,200,660
- Alto Noa	43,218,304	93,420	(3,766)		—	43,307,958	14,201,824	(	*)	1,551,176	(3,766)	—	15,749,234	27,558,724	29,016,480
- Alto Rosario	86,479,033	971,459	—		4,054,930	91,505,422	3,307,709	(	*)	1,835,837	—	—	5,143,546	86,361,876	83,171,324
Other real estate	10,013,202	—	(243,114)		—	9,770,088	711,611	(	*)	331,284	(243,114)	—	799,781	8,970,307	9,301,591
Leasehold improvements	4,268,588	64,575	(19,463)		—	4,313,700	3,305,281	(	*)	261,840	(19,393)	—	3,547,728	765,972	963,307
Facilities	11,203,063	739,274	—		269,273	12,211,610	2,189,696	10		775,100	—	—	2,964,796	9,246,814	9,013,367
Furniture and fixtures	9,769,350	1,299,733	(716)		11,538	11,079,905	5,676,043	10		878,939	(103)	—	6,554,879	4,525,026	4,093,307
Vehicles	205,933	—	—		—	205,933	130,211	33		18,931	—	—	149,142	56,791	75,722
Computer equipment	13,161,506	776,772	(41,566)		(2,057)	13,894,655	11,408,825	33		823,774	(38,432)	(5,486)	12,188,681	1,705,974	1,752,681
Software	5,900,362	217,802	(5,663)		2,057	6,114,558	3,907,875	20		618,797	(3,146)	5,486	4,529,012	1,585,546	1,992,487
Advances for the purchase of fixed assets	—	17,753,599	—		—	17,753,599	—	—		—	—	—	—	17,753,599	—
Work in progress:												—
- Rosario	3,990,275	105,187	—		(4,054,930)	40,532	—	—		—	—	—	—	40,532	3,990,275
- Patio Bullrich	208,438	13,674	—		—	222,112	—	—		—	—	—	—	222,112	208,438
- Office improvements	622,065	97,518	—		(719,583)	—	—	—		—	—	—	—	—	622,065
- Alcorta	—	66,604	—		—	66,604	—	—		—	—	—	—	66,604	—
- Abasto	—	360,793	—		—	360,793	—	—		—	—	—	—	360,793	—
- Avellaneda	—	2,141,195	—		—	2,141,195	—	—		—	—	—	—	2,141,195	—
Other	1,572	—	(1,572)		—	—	1,572	—		—	(1,572)	—	—	—	—

Total as of March 31, 2007	873,185,478	32,722,552	(328,878)		—	905,579,152	282,875,532	—		(1) 27,398,171	(309,526)	—	309,964,177	595,614,975	—

Total as of June 30, 2006	871,614,101	19,623,867	(17,996,217	)(2)	(56,273)	873,185,478	254,971,103	—		35,151,975	(7,247,546)	—	282,875,532	—	590,309,946

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation for the period-end depreciation charges in the statements of income is included in Schedule H, except for Ps. 233,488 which is expensed.
(2)	Includes Ps. 64,370 reclassified to Other receivables and Ps. 8,097 from other investments.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the nine-month period ended March 31, 2007

compared with the year ended June 30, 2006

Schedule B

	Original value					Amortization
							For the period / year
Items	Value as of beginning of year Ps.	Decreases Ps.	Transfers Ps.	Value as of end of the period/year Ps.	Accumulated as of beginning of year Ps.	Decreases Ps	Rate %	Amount Ps. (1)	Accumulated as of end of the period/year Ps.	Net carrying value as of March 31, 2007 Ps.	Net carrying value as of June 30, 2006 Ps.
Trademarks	494,546	—	—	494,546	332,665	—	10	37,082	369,747	124,799	161,881
Pre-operating expenses:
- Rosario	4,332,072	—	—	4,332,072	2,406,706	—	33.33	1,083,018	3,489,724	842,348	1,925,366
- Alto Shopping	951,336	(951,336)	—	—	951,336	(951,336)	—	—	—	—	—

Total as of March 31, 2007	5,777,954	(951,336)	—	4,826,618	3,690,707	(951,336)	—	1,120,100	3,859,471	967,147	—

Total as of June 30, 2006	5,794,587	(4,833)	(2) (11,800)	5,777,954	2,200,938	—	—	1,489,769	3,690,707	—	2,087,247

(1)	The amortization charge is disclosed in Schedule H.
(2)	Reclassified to other receivables.

ALTO PALERMO S.A. (APSA)

Interest in other companies

For the nine-month period ended March 31, 2007

compared with the year ended June 30, 2006

Schedule C

						Issuer’s information
						Last financial statement
Issuer and type of securities	F.V.	Shares owned	Value recorded as of 03.31.2007 Ps.	Value recorded as of 06.30.2006 Ps.	Main activity	Legal Address	Date	Common stock Ps.	Income (loss) for the period Ps.	Shareholders´ equity Ps.	Interest in common stock %
Non-current Investments
Mendoza Plaza Shopping S.A.-Equity value	1	24,131,367	68,837,872	65,000,095	Real estate investments	Av. Lateral Norte East access 3280– Guaymallén – Mendoza	03.31.07	28,256,870	4,493,884	92,492,180	85.40%
Mendoza Plaza Shopping S.A.-Higher investment value			5,061,663	5,246,096
Tarshop S.A. – Equity value	1	7,557,775	36,457,432	23,072,945	Credit card	Suipacha 664- 7° Floor- C.A.B.A.	03.31.07	9,447,219	16,730,614	45,571,794	80%
Tarshop S.A. – Goodwill			302,817	484,507
Emprendimiento Recoleta S.A. – Equity value	1	13,449,990	15,831,869	15,078,693	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Av. Pueyrredón 2501 – C.A.B.A.	03.31.07	25,054,000	2,664,566	29,490,853	53.68%
Emprendimiento Recoleta S.A. – Goodwill			(504,355)	(560,394)
Shopping Neuquén S.A.—Equity value			1,207,851	929,136	Development of	Rivadavia 86 3º Floor Of. 9-	03.31.07
Shopping Neuquén S.A.—Higher investment value (1)	1	2,081,706	4,853,806	4,853,806	Undertakings	Neuquén		2,200,000	283,649	6,641,306	94.623%
Shopping Neuquén S.A.—Irrevocable contributions			5,329,112	5,138,112
Inversora del Puerto S.A.- Equity value	1	11,999	134,585	134,585	Real estate investments	Florida 537 – 18º Floor – C.A.B.A.	03.31.07	12,000	108,219	134,597	99.9917%
Shopping Alto Palermo S.A -Equity value	1	123,454,616	236,325,458	244,879,131	Real estate investment and development	Moreno 877 – 22º Floor - C.A.B.A.	03.31.07	123,454,617	13,446,327	236,325,461	99.9999%
E-Commerce Latina S.A.—Equity value (2)	1	1,616,708	(1,607,763)	129,474	Holding	Florida 537 – 18º Floor C.A.B.A.	03.31.07	1,616,708	(1,866,716)	(1,607,763)
E-Commerce Latina S.A. – Goodwill (2)			634,971	—
Fibesa S.A. – Equity value	0.00000001	999,900	4,909,694	4,426,840	Agent	Moreno 877 22º Floor – C.A.B.A.	03.31.07	0.01	4,145,312	4,910,185	99.99%
Fibesa S.A. – Goodwill			7,015,331	8,555,254
Empalme S.A.I.C.F.A. y G. – Equity value	1	7,860,300	32,575,836	—	Real estate investments	José A. de Goyechea 2851 -	03.31.07	8,274,000	803,358	34,290,354	95%
Empalme S.A.I.C.F.A. y G. – Goodwill			6,429,010	—		Córdoba
Panamerican Mall – Equity value	1	98,384,000	147,002,823	—	Real State investments	Moreno 877 – 22° floor -	03.31.07	122,980,000	861,269	183,753,529	80%
Panamerican Mall – Goodwill			11,982,452	—	and developments	C.A.B.A.
Conil S.A. – Equity value	1	6,000	185,455	191,379	Real estate investments	Lavalle 1290 7° Floor Of. 301 – C.A.B.A.	03.31.07	12,000	(11,884)	370,911	50%
Altocity.Com S.A. (2) (3)	1	11	(19)	—	Retail e-Commerce	Florida 537 - 18° Floor- CABA	03.31.07	1,685,732	(1,815,387)	(1,450,267)	99.9%

Total			582,965,900	377,559,659

(1)	Includes an impairment of Ps. 2,153,984. See Schedule E.
(2)	Set forth in Note 3.j)
(3)	Valued at acquisition cost

ALTO PALERMO S.A. (APSA)

Other Investments

Balances for the nine-period ended March 31, 2007

compared with the year ended June 30, 2006

Schedule D

Items	Value as of 03.31.2007 Ps.	Value as of 06.30.2006 Ps.
Current
Mutual Funds	1,543	2,852

Total current	1,543	2,852

Non Current
Advances for purchase of shares (2)	620,000	—
Land reserve:
- General Paz Plot of land (1)	—	59,837,466
- Caballito Plot of land	36,680,754	36,622,004
- Torres Rosario Plot of land	16,110,481	16,079,162
- Air Space Coto Supermarket	13,143,445	13,143,445
- Other real estate	2,505,468	2,092,423

Total non current	69,060,148	127,774,500

Total	69,061,691	127,777,352

(1)	See Note 19
(2)	It corresponds to an advance of US$ 200 thousand granted to acquire an option for the subscription of shares that will account for the 75% of the capital and voting stock of a company. The total amount of the investment would be US$ 24.4 million. Deadline to exercise the option is May 14, 2007.

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the nine-month period ended March 31, 2007

compared with the year ended June 30, 2006

Schedule E

Items	Balances as of beginning of year Ps.	Increases Ps.	Decreases/ reclassifications Ps.	Carrying value as of March 31, 2007 Ps.	Carrying value as of June 30, 2006 Ps.
Deducted from assets:
Allowance for doubtful accounts	19,649,945	(5) 1,711,597	(1) (1,173,217)	20,188,325	19,649,945
Allowance for doubtful mortgage receivable	2,208,275	—	—	2,208,275	2,208,275
Impairment of inventory	205,599	—	—	(2) 205,599	(2) 205,599
Impairment of non-current investments	2,153,984	—	—	(3) 2,153,984	(3) 2,153,984
Included in liabilities:
Provision for non current contingencies	5,035,477	(4) 1,006,221	(1) (2,778,586)	3,263,112	5,035,477

Total as of March 31, 2007	29,253,280	2,717,818	(3,951,803)	28,019,295	—

Total as of June 30, 2006	40,927,822	3,007,096	(14,681,638)	—	29,253,280

(1)	Corresponds to the usage in the period.
(2)	Set forth in Note 3.d).
(3)	Set forth in Schedule C.
(4)	Includes Ps. 944,561 shown in Note 3.I) and Ps. 61,660 shown in Schedule H.
(5)	Set forth in Schedule H.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and others

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

Schedule F

	03.31.07 Ps.	03.31.06 Ps.
Cost by leases and services
Expenses (Schedule H)	35,589,410	33,267,858

Cost by leases and services	35,589,410	33,267,858

Cost by others
Stock as of beginning of year	7,859,082	19,866,484
Purchases of the period	196,560	1,402,482
Write offs due to obsolescence	26,738	—
Transfers (1)	59,788,668	2,368,778
Gains from valuation of inventories at fair market value	376,412	3,113,311
Expenses (Schedule H)	1,262,195	358,633
Stock as of end of the period (Note 3.d)	(8,335,199)	(7,679,600)

Cost by others	61,174,456	19,430,088

(1)	As of March 31, 2007 and 2006, the amounts of Ps. 59,912,260 and 3,827,433, respectively, correspond to a transfer of other long-term investments, and (Ps. 123,592) and ( Ps. 1,458,656), respectively, correspond to a transfers of the cost of goods related to advertising events that are disclosed under pass through expenses receivables (Note 3.b).

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

For the nine-month period ended March 31, 2007

compared with the year ended June 30, 2006

Schedule G

Items	Class	Amount	Prevailing exchange rate Ps. (1)	Total as of March 31, 2007 Ps.	Total as of June 30, 2006 Ps.
Assets
Current Assets
Cash and banks	U$S	3,609,800	3.06	11,045,987	8,151,536
Cash and banks	Euros	307,560	4.0915	1,258,380	1,180,060
Accounts receivable, net	U$S	1,987,836	3.06	6,082,778	6,387,462
Other receivables, net	U$S	—		—	9,138,000

Total Current Assets		5,905,196		18,387,145	24,857,058

Non-current Assets
Accounts receivable, net	U$S	—		—	12,161,380

Total Non-current Assets		—		—	12,161,380

Total Assets as of March 31, 2007		5,905,196		18,387,145	—

Total Assets as of June 30, 2006		—		—	37,018,438

Liabilities
Current Liabilities
Trade accounts payable	U$S	311,625	3.10	966,037	1,023,961
Short-term debt	U$S	4,837,747	3.10	14,997,016	21,566,390
Customer advances	Euros	600,000	4.1453	2,487,180	2,365,800

Total		5,749,372		18,450,233	24,956,151

Non-current Liabilities
Trade accounts payable	U$S	90,205	3.10	279,634	1,010,150
Long-term debt	U$S	51,027,934	3.10	158,186,595	145,755,576

Total		51,118,139		158,466,229	146,765,726

Total Liabilities as of March 31, 2007		56,867,511		176,916,462	—

Total Liabilities as of June 30, 2006		—		—	171,721,877

(1)	Exchange rates at 03.31.07 according to Banco Nación records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)

For the nine-month periods ended March 31, 2007 and 2006

Schedule H

		Costs						Expenses
Items	Total 03.31.07 Ps.	Other Costs Ps.	Cost of leases and services Ps.	Expenses Ps.	Collective Promotion Fund Ps.	Expenses recovery Ps.	Subtotal Ps.	Administrative Ps.	Selling Ps.	Total 03.31.06 Ps.
Depreciation and amortization	28,284,783	—	28,284,783	—	—	—	28,284,783	—	—	27,028,763
Condominium, expenses and collective promotion fund	4,826,598	—	4,826,598	251,892	—	(251,892)	4,826,598	—	—	4,011,182
Taxes, rates, contributions and services	8,912,706	8,584	22,167	7,530,375	781,813	(8,312,188)	30,751	2,529,822	6,352,133	6,135,286
Fees for Directors	5,224,281	—	—	—	—	—	—	5,224,281	—	3,375,629
Parking	1,804,957	—	1,804,957	—	—	—	1,804,957	—	—	1,626,528
Fees and payments for services	7,162,359	1,249,715	—	2,308,514	63,009	(2,371,523)	1,249,715	5,912,644	—	2,205,060
Salaries and bonuses	2,205,835	—	—	12,413,432	1,690,112	(14,103,544)	—	2,031,543	174,292	1,442,603
Maintenance, repairs, cleaning and security	702,310	3,896	589,245	11,155,669	65,094	(11,220,763)	593,141	109,169	—	452,490
Personnel	315,570	—	—	1,213,280	46,165	(1,259,445)	—	315,570	—	202,741
Advertising	536,669	—	—	—	14,478,367	(14,478,367)	—	—	536,669	141,686
Social security taxes	1,320,913	—	—	4,289,893	737,443	(5,027,336)	—	1,256,970	63,943	373,668
Charge of contingencies	61,660	—	61,660	—	—	—	61,660	—	—	291,902
Allowance for doubtful accounts	1,711,597	—	—	—	—	—	—	—	1,711,597	1,430,190
Insurance	219,002	—	—	288,037	8,885	(296,922)	—	219,002	—	209,139
Bank charges	274,847	—	—	—	—	—	—	274,847	—	135,823
Rental	155,704	—	—	444,444	19,230	(463,674)	—	155,704	—	68,338
Regulatory Authority expenses	106,241	—	—	—	—	—	—	106,241	—	94,014
Freight and transportation	22,405	—	—	187,300	42,857	(230,157)	—	22,405		36,730
Courses and exhibitions	409,002	—	—	—	—	—	—	—	409,002	285,440
Stationary	75,364	—	—	510,927	16,610	(527,537)	—	75,364	—	65,065
Compensations to tenants	307,893	—	—	—	—	—	—	—	307,893	—
Training expenses	—	—	—	—	—	—	—	—	—	—
Other	407,066	—	—	184,650	677	(185,327)	—	236,182	170,884	377,669
Other services	—	—	—	152,851	34	(152,885)	—	—	—	—
Recovery of expenses	—	—	—	(40,931,264)	(17,950,296)	58,881,560	—	—	—	—

Total as of March 31, 2007	65,047,762	1,262,195	35,589,410	—	—	—	36,851,605	18,469,744	9,726,413	—

Total as of March 31, 2006	—	358,633	33,267,858	—	—	—	33,626,491	10,068,424	6,295,031	49,989,946

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities

For the nine-month period ended March 31, 2007

compared with the year ended June 30, 2006

Schedule I

	03.31.07								06.30.06
	Other investments (8)	Accounts receivable, net (1)	Other receivables, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Related Parties (7)	Other liabilities (4)(9)	Other investments	Accounts receivable, net	Other receivables, net	Trade accounts payable	Customer advances	Short-term and long- term debt	Related parties	Other liabilities (4)
No fixed term	—	—	586,766	—	—	90,778	105,000	12,884,009	—	—	12,415,050	—	1,438,264	90,778	125,916	18,396,585
Past due	—	12,558,959	551,993	4,637,665	3,626,132	—	—	—	—	5,978,899	715,251	2,752,330	—	7,467,400	—	—
To mature
In three months	1,543	18,232,396	19,037,108	10,663,401	10,520,380	180,865,271	4,232,181	6,799,471	2,852	20,027,078	10,732,281	7,492,392	10,481,462	51,256,395	5,366,346	10,542,515
Between 3 and 6 months	—	5,409,564	2,245,604	1,198,502	6,196,563	2,847,909	40,940	4,285,798	—	6,421,124	1,647,126	653,577	6,231,854	12,195,396	—	7,504,159
Between 6 and 9 months	—	2,578,851	2,127,364	1,061,780	6,191,715	5,890,000	50,082,690	14,599,051	—	3,821,376	86,999	286,319	5,940,947	—	—	785,140
Between 9 and 12 months	—	6,673,458	466,518	1,139,751	6,191,714	—	40,940	428,124	—	2,660,192	603,035	208,377	5,940,948	12,462,152	—	94,598
Between 1 and 2 years	—	1,029,880	464,198	279,634	16,150,823	11,780,000	—	300,470	—	6,392,556	563,461	989,393	12,524,886	—	52,930,288	454,210
Between 2 and 3 years	—	307,686	209,202	—	7,656,460	—	—	212,643	—	5,969,564	144,328	20,757	6,188,641	—	—	471,261
Between 3 and 4 years	—	242,572	37,225	—	2,589,464	—	—	232,590	—	77,368	29,483	—	2,886,374	—	—	289,605
In greater than 4 years	—	213,203	170,962	—	9,345,898	146,406,595	—	902,480	—	300,047	146,488	—	8,390,595	145,755,576	—	1,078,870

Total to mature	1,543	34,687,610	24,758,181	14,343,068	64,843,017	347,789,775	54,396,751	27,760,627	2,852	45,669,305	13,953,201	9,650,815	58,585,707	221,669,519	58,296,634	21,220,358

Total with fixed term	1,543	47,246,569	25,310,174	18,980,733	68,469,149	347,789,775	54,396,751	27,760,627	2,852	51,648,204	14,668,452	12,403,145	58,585,707	229,136,919	58,296,634	21,220,358

Total	1,543	47,246,569	25,896,940	18,980,733	68,469,149	347,880,553	54,501,751	40,644,636	2,852	51,648,204	27,083,502	12,403,145	60,023,971	229,227,697	58,422,550	39,616,943

(1)	Does not accrue interest, except for Ps. 866,810 that accrue interest at a variable market rate.
(2)	Accrue interest at a fixed and variable market rate.
(3)	Includes Ps. 2,715,000 that accrue interest at a fixed rate.
(4)	Represents salaries and social security payable, taxes payable, other liabilities and provisions.
(5)	Includes Ps. 5,098,020 that accrue interest at a variable market rate.
(6)	Includes Ps. 1,224,055 that accrue interest at a variable market rate.
(7)	Does not accrue interest, except for Ps. 47,456,573 that accrue interest at a fixed rate.
(8)	Accrue interest at a fixed rate.
(9)	Does not accrue interest, except for Ps. 1,707,852 that accrue interest at a fixed rate.

BUSINESS HIGHLIGHTS AS OF MARCH 31, 2007

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

Buenos Aires, May 11, 2007 – Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA) and alternatively the “Company”, one of the leading companies in the real estate business principally engaged in the holding, development, managing and acquisition of Shopping Centers in Argentina, is hereby showing its profits and losses for the third Quarter of fiscal year 2007 ended March 31, 2007.

Net income for the nine-month period was Ps. 53.3 million, in comparison with the Ps. 32.5 million gain for the same period of the previous year. This improvement represents an increase of 63.6%.

Total revenues as of March 31, 2007, were Ps. 347.8 million, that is, 29.5% higher than revenues recorded during the same period of the previous year. This increase principally results from the excellent momentum of our shopping centers and to the 66.2% increase of the revenues from our subsidiary Tarshop S.A..

Gross profit of the period amounted to 40.8%, from Ps 164.7 million in the third quarter of fiscal year 2006 to Ps. 231.8 million during the same period of fiscal year 2007. The consolidated operating income for the period recorded an increase of Ps. 126.0 million from Ps. 105.7 million recorded during the same period of the previous year, representing an increase of 19.2%.

EBITDA1 for the nine-month period is Ps. 176.1 million representing an increase of 14.9% with respect to the EBITDA of the same period of the previous year.

Comments on the operation of the three-month period

The Argentine economy has undergone another year of strong growth allowing to close the first calendar year 2007 with 8.2% 2 interannual variation in the Gross Domestic Product (GDP). Consequently, this variation consolidates its fifth consecutive growth year over 8%, with an accumulated variation for the period of 48.7%2.

Public finances continued evolving positively during the first quarter of calendar year 2007. In spite of the Public revenues increase of 35.7%, whereas expense increase represented 43.6%, the margin in the primary results of the public accounts was 3.6% of the GDP. On the other hand, the service of debt increased 46.8%. These factors showed a surplus of 0.6%, during the first quarter of calendar year 2007. This improvement in the public sector compared to a financial deficit as percentage at the GDP of 2.0% during the crisis in calendar year 2002 raise a consecutive profile of debt amortization for the coming years.

[1]

Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.

[2]	Projections of the law firm Estudio M.A. Broda y Asociados

The monetary policy was again focused on stimulating the aggregated demand via interest rates and increase of monetary aggregates, which also derived in larger accumulation of reserves by the Argentine Central Bank (BCRA). The level of reserves as of March 31, 2007 is USD 36,849 million.

In respect of foreign accounts, Argentina recorded during the first quarter of calendar year 2007 an excess in the balance of payment of USD 1,817 million. Such excess is formed by increased exports from USD 9,730 million in the first quarter of calendar year 2006 to USD 10,976 million in the first quarter calendar year 2007, with a positive variation of 12.8% and by increased imports from USD 7,374 million for the first quarter of calendar year 2006 to USD 9,159 million in the first quarter of calendar year 2007, and a positive variation of 24.2%.

Once again total consumption is the higher issue in the GDP increase contributing with a 77%3 variation in the first quarter of calendar year 2007, Consumption accumulates 35% increase in the four year period subsequent to the 2002 crisis and is placed in historical levels. As regards private consumption, one of the principal motors of this expansion were sales in commercial centers that recorded an inter-annual growth of 15.1% on current seasonal prices and an accumulated growth for the last four calendar years and the first quarter of calendar year 2007 of 102.4%. This is at large due to the higher access of medium-low income population sectors to commercial centers and financial credit, as well as the significant growth of foreign tourism.

Consumer prices calculated by the INDEC (Index of Consumer Prices) recorded as of March 31, 2007 an interannual accumulated variation of 9.1% in which 13.4% increase in clothing and 11.3% increase in education should be stressed. In spite of a slowing down in the mentioned index according to government data, the economic analysts still consider that the inflation problem is one of the principal challenges for the government during the coming years, as its efforts to control the price levels create larger distortions.

Construction is still one of the principal growth factors too, representing 60% of total investments for the first quarter of calendar year 2007, which explains the 58% of the accumulated increase during the last four years. For the nine-month period ended March 31, 2007, the synthetic index of the construction activity (ISAC) prepared by the National Institute on Statistics and Census2 (INDEC) showed an accumulated increase for the first quarter of calendar year 2007 of 3.6%.

Sales in commercial centers increased 24.1% with respect to February 2007 raising an accumulated interannual variation for the first quarter of calendar year 2007 of 12.4%.

[3]	Projections of the law firm Estudio M.A. Broda y Asociados

During the nine-month period ended March 31, 2007 our lessees continued increasing sales reaching the Ps. 2,031.8 million. Such sales represent 22.8% higher than sales for the previous year.

The commercial success of our lessees continues increasing the demand for room in our commercial centers. Consequently, we have been able to maintain our commercial centers 98.7% occupied. Evolution of this variable not only refers to an improvement of our business but it also shows the excellent quality of our portfolio of commercial centers.

Credit Card Segment

Tarshop S.A. is a credit card company in which APSA holds 80% interest over the capital.

The favorable context and the successful performance of our credit cards business unit, pushed Tarshop S.A. income to Ps. 13.4 million during the nine-month period of fiscal year 2007, which represents a 22.22% increase in comparison with the Ps. 10.8 million income of the same period of the previous year.

Gross income had a significant increase of 62.1%, from Ps. 58.4 million during the nine-month period of fiscal year 2006 to Ps. 94.6 million of the same period of fiscal year 2007. In addition, operating results increased 32.9% to Ps. 27.5 million.

The credit portfolio including securitized coupons as of March 31, 2007 was Ps. 633.1 million, 89.2% greater than Ps. 334.7 million as of March 31, 2006.

In the area of collections process, short-term delinquency at March 31, 2007 was only 3.8%.

Other Significant Events of the Quarter

Financial Debt

As of March 31, 2007, the Company’s financial debt is as follows:

Type of Debt	Remaining Amount	Due in
Syndicated loan	Ps. 12.5	Apr-07
Convertible Notes	USD 47.2	Jul-14
Córdoba Shopping loan	USD 7.7	Dec-08
Short term loans (variable rate) (1)	Ps. 128.4	May /Jun-07
Standard Bank (formerly Bank Boston)	Ps. 40.0	Nov-07

(1)	Includes daily advances.

In respect of the syndicated loan of Ps. 50 million obtained, during fiscal year 2005, after the nine-month period ended March 31, 2007, on April 5, 2007 the fourth and last capital installment of Ps. 12.5 million was cancelled.

With respect to the Convertible Notes of Serie I up to a face value of US$ 50 million, on May 2, 2006 the Extraordinary Meeting of Noteholders decided to postpone the maturity term of the Convertible Notes and established that the new due date will be July 19, 2014. The total amount outstanding of Convertible Notes is US$ 47,227,934, the number of Company shares is 782,064,214 and the capital is Ps. 78,206,421.

Issuance of notes

On May 11, 2007, Alto Palermo S.A. issued two new series of notes for a total amount of US$ 170 million. Series I corresponds to the issuance of US$ 120 million due on May 11, 2017, which accrue interest at a fixed annual rate of 7.875% payable semi-annually on May 11 and November 11 as from November 11, 2007. Principal of these Series will be fully settled at maturity. Series II corresponds to the issuance of Ps.154 million (equivalent to US$ 50 million) due on June 11, 2012, which accrue interest at a fixed annual rate of 11.000% payable semi-annually on June 11 and December 11, as from December 11, 2007. Principal will be settled in seven equal and consecutive semi-annual installments as from June 11, 2009.

These issuances correspond to Series I and II within the global note program for the issuance of notes in one or more series up to an aggregate principal amount at any time outstanding of US$ 200,000,000 (the “Program”) authorized by the National Securities Commission Resolution No. 15614 dated April 19, 2007.

Commercial strategies

During the fourth quarter of fiscal year 2007, we look forward to continuing offering a wide variety of commercial proposals, in line with the needs of our clients. Our intention is to make activities, promotions and entertainments more available to our clients so that they recognize and feel identifyied with our proposals, in line with the process carried out during the past periods. In addition, the projects of remodeling our shopping centers, as well as, our continuing evaluation of the differents investments opportunities that arise in the shopping centers industry with the purpose of increasing our property portfolio in the City of Buenos Aires and in other districts of the country as well.

Main Consolidated Financial Ratios

For the nine-month periods ended March 31, 2007 and 2006

(In Argentine Pesos)

	March 31, 2007 (Ps.)	March 31, 2006 (Ps.)	Change	% change
EBITDA (1)	176,088,982	153,230,469	22,858,513	14.9%
EBITDA per share	2.25	1.96	0.29	14.8%
EBITDA per share—Fully Diluted	0.78	0.68	0.10	14.7%
Financial Debt (2)	364,434,791	210,386,339	154,048,452	73.2%
Shares Outstanding (Ps, 1 p,v,)	78,206,421	78,042,363	164,058	0.2%
Shares Outstanding Fully Diluted	224,613,016	223,763,113	849,903	0.4%
Price per share (Ps, 1 p,v,)	10.50	6.80	3.70	54.4%
Market Capitalization	821,167,425	530,688,068	290,479,357	54.7%
Market Capitalization Fully Diluted	2,358,436,672	1,521,589,168	836,847,504	55.0%
Enterprise Value (3)	1,050,637,239	669,883,264	380,753,975	56.8%
Enterprise Value Fully Diluted	2,441,499,891	1,515,063,613	926,436,278	61.1%
Financial Debt / Enterprise Value	0.35	0.31	0.04	12.9%
FFO (4)	108,722,303	85,058,468	23,663,814	27.8%
FFO per share	1.39	1.09	0.30	27.5%

Net income for the period	53,266,284	32,549,510	20,716,775	63.6%

(1)	Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.
(2)	Financial Debt, net of accrued interest (includes financial liabilities with related companies).
(3)	Outstanding shares at their market value plus financial debt minus cash and banks and current investment.
(4)	Funds from operations calculated as the period’s results before amortization and depreciation and other net income and expenses.

2.	Consolidated balance sheet structure as compared with the same period of the three previous years.

	03.31.2007 Ps.	03.31.2006 Ps.	03.31.2005 Ps.	03.31.2004 Ps.
Current assets	317,331,049	213,618,594	138,929,291	97,963,817
Non-current assets	1,334,864,524	1,092,657,186	1,086,633,980	1,014,811,689

Total	1,652,195,573	1,306,275,780	1,225,563,271	1,112,775,506

Current liabilities	504,809,081	242,145,465	200,642,910	111,145,506
Non-current liabilities	262,872,116	239,422,690	220,356,711	230,275,820

Subtotal	767,681,197	481,568,155	420,999,621	341,421,326

Minority interest	71,397,429	30,150,542	25,570,851	15,045,066
Shareholders´ equity	813,116,947	794,557,083	778,992,799	756,309,114

Total	1,652,195,573	1,306,275,780	1,225,563,271	1,112,775,506

3.	Consolidated income structure as compared with the same period of the three previous years.

	03.31.2007 Ps.	03.31.2006 Ps	03.31.2005 Ps.	03.31.2004 Ps.
Operating income	125,991,055	105,692,634	64,073,112	33,557,864
Net loss on equity investments	(678,569)	(490,159)	(561,841)	(1,167,866)

Amortization of goodwill	(3,512,706)	(3,568,812)	(3,620,097)	(3,619,983)
Financial results, net	(12,553,767)	(21,324,531)	(7,860,814)	(6,031,335)
Other (expense) income, net	(1,611,143)	(1,121,921)	(533,149)	307,962
Income tax	(48,954,809)	(42,435,477)	(28,469,657)	(17,977,468)
Minority interest	(5,413,777)	(4,202,224)	(1,786,928)	(284,806)

Net income	53,266,284	32,549,510	21,240,626	4,784,368

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

5.	Key ratios as compared with the same period of the three previous years.

	03.31.2007 Ps.	03.31.2006 Ps.	03.31.2005 Ps.	03.31.2004 Ps.
Liquidity

Current assets	317,331,049	213,618,594	138,929,291	97,963,817

Current liabilities	504,809,081	242,145,465	200,642,910	111,145,506

Ratio	0.63	0.88	0.69	0.88

Indebtedness

Total liabilities	767,681,197	481,568,155	420,999,621	341,421,326

Shareholders´ equity	813,116,947	794,557,083	778,992,799	756,309,114

Ratio	0.94	0.61	0.54	0.45

Solvency

Shareholders’ equity	813,116,947	794,557,083	778,992,799	756,309,114

Total liabilities	767,681,197	481,568,155	420,999,621	341,421,326

Ratio	1.06	1.65	1.85	2.22

Non Current Assets to total Assets

Non current assets	1,334,864,524	1,092,657,186	1,086,633,980	1,014,811,689

Total assets	1,652,195,573	1,306,275,780	1,225,563,271	1,112,775,506

Ratio	0.81	0.84	0.89	0.91

Profitability

Net income for the period	53,266,284	32,549,510	21,240,626	4,784,368

Average shareholders’ equity	783,345,584	776,507,573	764,062,936	755,387,827

Ratio	0.07	0.042	0.028	0.006

6.	Brief comment on the future perspectives for the ensuing quarter.

See item 1.

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2007

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the periods included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future financial periods.

See Note 14.

3.	Classification of receivables and liabilities.

a) Past due receivables:

	03.31.07 Ps.	12.31.06 Ps.	09.30.06 Ps.	06.30.06 Ps.	Total Ps.
Accounts receivable, net	1,323,414	1,163,804	8,029,853	2,041,888	12,558,959

Other receivables	—	434,144	76,835	41,014	551,993

b) Past due payable:

	03.31.07 Ps.	12.31.06 Ps.	09.30.06 Ps.	06.30.06 Ps.	Total Ps.
Trade accounts payable	633,727	1,782,747	421,545	1,799,646	4,637,665
Customers advances	176,950	221,217	2,700,740	527,225	3,626,132

c) Receivables and liabilities with no fixed term:

03.31.07 Ps.
Other receivables	586,766
Related parties	105,000
Short and long-term debt	90,778
Taxes payable	8,636,086
Other liabilities	984,811
Provisions	3,263,112

3.	(Continued)

d) Current receivables to mature:

	06.30.07 Ps.	09.30.07 Ps.	12.31.07 Ps.	03.31.08 Ps.	Total Ps.
Accounts receivable, net	18,232,396	5,409,564	2,578,851	6,673,458	32,894,269

Other receivables, net	19,037,108	2,245,604	2,127,364	466,518	23,876,594

e) Non-current receivables to mature:

	03.31.09 Ps.	03.31.10 Ps.	03.31.11 Ps.	03.31.12 Ps.	Total Ps.
Accounts receivable, net	1,029,880	307,686	242,572	213,203	1,793,341

Other receivables, net	464,198	209,202	37,225	170,962	881,587

f) Current liabilities to mature:

	06.30.07 Ps.	09.30.07 Ps.	12.31.07 Ps.	03.31.08 Ps.	Total Ps.
Trade accounts payable	10,663,401	1,198,502	1,061,780	1,139,751	14,063,434
Customer advances	10,520,380	6,196,563	6,191,715	6,191,714	29,100,372
Short-term debt	180,865,271	2,847,909	5,890,000	—	189,603,180
Related parties	4,232,181	40,940	50,082,690	40,940	54,396,751
Salaries and social security payable	713,739	4,125,372	—	100,972	4,940,083
Taxes payable	4,170,527	43,925	9,701,167	210,651	14,126,270

Other liabilities	1,915,205	116,501	4,897,884	116,501	7,046,091

g) Non-current liabilities to mature:

	03.31.09 Ps.	03.31.10 Ps.	03.31.11 Ps.	03.31.12 Ps.	Total Ps.
Trade accounts payable	279,634	—	—	—	279,634
Customer advances	16,150,823	7,656,460	2,589,464	9,345,898	35,742,645
Long-term debt	11,780,000	—	—	146,406,595	158,186,595
Taxes payable	194,407	212,643	232,590	902,480	1,542,120

Other liabilities	106,063	—	—	—	106,063

4.	Classification of receivables and liabilities.

a) Accounts receivable, net:

		Ps.
Current
Local currency	(1)	39,370,450
Foreign currency	(1)	6,082,778

Non-current
Local currency	(1)	1,793,341

(1)	Does not accrue interest, except for Ps. 866,810 that accrue interest at a variable market rate.

b) Other receivables, net:

Current
Local currency	(1)	24,785,853

Non-current
Local currency	(1)	1,111,087

(1)	Does not accrue interest, except for Ps. 2,715,000 that accrue interest at a fixed rate.

c) Trade accounts payable:

Current
Local currency	(1)	17,735,062
Foreign currency	(2)	966,037

Non-current
Foreign currency	(2)	279,634

(1)	Does not accrue interest, except for Ps. 1,224,055 that accrue interest at a variable rate.
(2)	Accrue interest at a variable market rate.

4.	(Continued)

d) Customer advances:

		Ps.
Current
Local currency	(1)	30,239,324
Foreign currency	(1)	2,487,180

Non-current
Local currency	(1)	35,742,645

(1)	Does not accrue interest, except for Ps. 5,098,020 that accrue interest at a variable market rate.

e) Short-term and long-term debt:

Current
Local currency	(1)	174,696,942
Foreign currency	(1)	14,997,016

Non current
Foreign currency	(1)	158,186,595

(1)	Accrue interest at a fixed and variable market rate.

f) Salaries and social security payable:

Current
Local currency	(1)	4,940,083

(1)	Does not accrue interest.

g) Taxes payable:

Current
Local currency	(1)	14,138,270

Non Current
Local currency	(1)	10,166,206

(1)	Does not accrue interest, except for Ps. 1,707,852 that accrue interest at a fixed rate.

4.	(Continued)

h) Related parties:

Ps.
Current
Local currency	(1)	54,501,751

(1)	Does not accrue interest, except Ps. 47,456,573 that accrue interest at a fixed rate.

i) Other liabilities:

Current
Local currency	(1)	8,018,902

Non-current
Local currency	(1)	118,063

(1)	Does not accrue interest.

j) Provisions:

Non-current
Local currency	(1)	3,263,112

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Schedule C to the financial statements.

6.	Loans to Directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.6. to the financial statements.

8.	Current values.

See Notes 2.5. and 2.6. to the financial statements.

9.	Appraisal revaluation of assets.

See Note 2.7. to the financial statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No, 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping	246,182,543	182,810,357	Fire, full risk and dismissed profit
Paseo Alcorta Shopping	111,028,998	59,865,169	Fire, full risk and dismissed profit
Alto Avellaneda Shopping	95,080,532	87,445,976	Fire, full risk and dismissed profit
Patio Bullrich Shopping	71,372,378	104,131,608	Fire, full risk and dismissed profit
Alto Noa Shopping	52,301,362	27,558,724	Fire, full risk and dismissed profit
Alto Rosario Shopping	89,317,790	86,361,870	Full risk, construction and assembly
Unique policy	15,000,000	—	Civil responsibility

The insurance amounts do not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders´ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 13.

Autonomous City of Buenos Aires, May 11, 2007

Eduardo Elsztain
President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at March 31, 2007, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2007 and 2006 and the complementary notes 1 to 21 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the nine-month periods ended March 31, 2007 and 2006, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2006 and 2005, on which we issued our unqualified report on September 8, 2006, we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) at March 31, 2007 and 2006 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

b)	the comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company´ s financial statements at June 30, 2006.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	at March 31, 2007, there is no debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records.

Autonomous City of Buenos Aires, May 11, 2007.

PRICE WATERHOUSE & Co. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS (Partner)

C.P.C.E.C.A.B.A. Tº 1 Fº 17	Dr. José Daniel Abelovich
Dr. Andrés Suarez	Public Account (U.B.A.)
Public Accountant (U.B.A.)	C.P.C.E.C.A.B.A. Tº 102 F° 191
C.P.C.E.C.A.B.A. Tº 245 Fº 61	Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: May 21, 2007.